Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

CYMABAY THERAPEUTICS, INC.,

a Delaware corporation;

GILEAD SCIENCES, INC.,

a Delaware corporation; and

PACIFIC MERGER SUB, INC.,

a Delaware corporation

Dated as of February 11, 2024

TABLE OF CONTENTS

i

ii

Exhibit A Certain Definition

Annex I Conditions to the Offer

Annex II Amended and Restated Certificate of Incorporation of CymaBay Therapeutics, Inc.

Annex III Amendment to Bylaws

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of February 11, 2024 by and among: Gilead Sciences, Inc., a Delaware corporation (“Parent”); Pacific Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and CymaBay Therapeutics, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A)    Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than Shares to be cancelled pursuant to Sections 2.05(a)(i) and 2.05(a)(ii), for $32.50 per share, net to the seller in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of this Agreement, the “Offer Price”), upon the terms and subject to the conditions of this Agreement.

(B)    As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time (other than Shares to be cancelled pursuant to Sections 2.05(a)(i), 2.05(a)(ii), 2.05(a)(iii) and any Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C)    The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) adopted resolutions approving and declaring the advisability of the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) adopted resolutions recommending that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(D)    The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

(E)     Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Article 1
THE OFFER

Section 1.01.    The Offer.

(a)    Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 8, as promptly as practicable after the date of this Agreement but in no event more than 10 business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.01(e) and 1.02(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.05(a)(i) and 2.05(a)(ii)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest and subject to any withholding of Tax in accordance with Section 2.06(e).

(b)    Terms and Conditions of the Offer. The obligations of Purchaser to (and of Parent to cause Purchaser to) accept for payment, and (prior to the Offer Acceptance Time) pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject to the satisfaction or waiver (to the extent permitted under applicable Legal Requirements) of the conditions set forth in Annex I (collectively, the “Offer Conditions”), and no other conditions. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the amount of cash constituting the Offer Price, (ii) waive any Offer Condition (to the extent permitted under applicable Legal Requirements) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer (provided that nothing herein shall limit the ability of Parent and Purchaser to increase the cash consideration payable in the Offer), (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.01(c) or 1.01(d), or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Article 8.

(c)    Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is 20 business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the

Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Article 8: (i)  if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for additional periods of up to 10 business days per extension (with each such period to end one minute after 11:59 p.m. Eastern Time on the last business day of such period) (or such other duration as may be agreed in writing by Parent and the Company), to permit such Offer Condition to be satisfied; and (ii) Purchaser shall, and Parent shall cause Purchaser to, extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof, NASDAQ or the staff thereof applicable to the Offer; provided, however, that in no event shall Purchaser (A) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Article 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”) or (B) extend the Offer beyond the Extension Deadline without the prior written consent of the Company.

(d)    Termination of Offer. Nothing in this Section 1.01 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Article 8. In the event that this Agreement is validly terminated pursuant to Article 8, Purchaser shall (and Parent shall cause Purchaser to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e)    Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i)  file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase, form of the related letter of transmittal, and summary advertisement, (ii) make all deliveries, mailings and telephonic notices required by Rule 14d-3 under the Exchange Act and (iii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to promptly cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Companies and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.01(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f)     Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

(g)    Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h)    Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (and Parent shall cause Purchaser to) (i)  immediately after the Expiration Date irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) as promptly as practicable after the Offer Acceptance Time (and in any event within three business days) pay for such Shares.

Section 1.02.    Company Actions.

(a)    Schedule 14D-9. Subject to Section 6.01(b), as promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i)  file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that shall reflect the Company Board Recommendation and include the fairness opinion of the Company’s financial advisors referenced in Section 3.23 and the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.02(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b)    Stockholder Lists. The Company shall promptly after the date hereof furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) business days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Legal Requirements, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their agents shall hold in confidence in accordance with the Confidentiality Agreement the information contained in any such labels, listings and files.

(c)    Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

Article 2
MERGER TRANSACTION

Section 2.01.    Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

Section 2.02.    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.03.    Closing; Effective Time.

(a)    Unless this Agreement shall have been terminated pursuant to Article 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Davis Polk & Wardwell LLP, 1600 El Camino Real, Menlo Park, California, 94025 or remotely by exchange of documents and signatures (or their electronic counterparts), as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if the conditions set forth in Section 7.01 shall not be satisfied or, to the extent permitted by applicable Legal Requirements, waived as of such date, in which case the Closing shall take place on the first business day on which all conditions set forth in Section 7.01 are satisfied or, to the extent permitted by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent prior to the Offer Acceptance Time. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)    Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 2.04.    Certificate of Incorporation and Bylaws; Directors and Officers.

(a)    As of the Effective Time, the certificate of incorporation of the Company shall, by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.05(a).

(b)    As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.05(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c)    As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Prior to the Closing, each director of the Company and, if so requested by Parent, each officer of the Company, shall execute and deliver a letter effectuating his or her resignation as a member of the Board of Directors and an officer of the Company (but, for the avoidance of doubt, not as an employee of the Company), respectively, to be effective as of the Effective Time.

Section 2.05.    Conversion of Shares.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)     any Shares owned immediately prior to the Effective Time by the Company (including those held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)     any Shares owned both as of the Offer Commencement Date and immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent, shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)     any Shares irrevocably accepted for purchase pursuant to, the Offer, shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iv)     except as provided in clauses (i), (ii) and (iii) above and subject to Section 2.05(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.07) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon, subject to any withholding of Taxes in accordance with Section 2.06(e); and

(v)     each share of the common stock, $0.0001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 2.05(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor in accordance with Section 2.06.

(b)    If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

Section 2.06.    Exchange Matters; Stock Transfer Books.

(a)    Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.01(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.05. Promptly after (and in any event no later than the first business day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.01(h). On or prior to the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.05 (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration to holders of Shares in the Merger. To the extent Parent becomes aware that the

Payment Fund has diminished for any reason below the level required for the Paying Agent to make promptly all cash payments pursuant to Section 1.01(h) and Section 2.05, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is, at all times during the duration of the Payment Fund, maintained at a level sufficient for the Paying Agent to make all such payments pursuant to Section 1.01(h) and Section 2.05.

(b)    Except as provided in this Section 2.06(b), at the Effective Time, holders of Shares shall not be required to take any action with respect to the exchange of their Shares for the Merger Consideration.

(i)     Any holder of Shares held in direct registry form through the Company’s transfer agent, Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC) (the “Company Transfer Agent”) shall, subject to compliance with customary procedures of the Paying Agent and the Company Transfer Agent, automatically upon the Effective Time, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as possible after the Effective Time, the Merger Consideration to which such holder shall become entitled pursuant to Section 2.05(a)(iv), and the Shares so exchanged shall be forthwith canceled. Payment of the applicable Merger Consideration with respect to such Shares shall be made only to the Person in whose name such Shares are registered.

(ii)     With respect to Shares held, directly or indirectly, through the Depository Trust Company (“DTC”), Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries, the aggregate Merger Consideration to which the beneficial owners of such Shares held, directly or indirectly through DTC shall become entitled pursuant to Section 2.05(a)(iv).

(iii)     No interest shall accrue or be paid on the Merger Consideration payable to holders of Shares in accordance with this Section 2.06(b) for the benefit of the holder thereof. Until exchanged as contemplated by this Section 2.06(b), each Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.05.

(c)    At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate consideration to which holders of Shares shall become entitled pursuant to Section 2.05) which had been made available to the Paying Agent and not disbursed to holders of Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration to which such holders shall become entitled pursuant to Section 2.05. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Shares for the Merger Consideration to which such holder shall become entitled pursuant to Section 2.05, delivered in respect of such Shares to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d)    At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements.

(e)    Each of the Company, the Surviving Corporation, Parent and Purchaser, and their Affiliates, the Paying Agent or the Depository Agent, as the case may be, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted and withheld under any Legal Requirement with respect to Taxes. Parent and the Company shall use commercially reasonable efforts to cooperate to reduce or eliminate any applicable deduction and withholding, including by soliciting any necessary Tax forms requested by any other party or the Paying Agent that are necessary to establish any exemption from or reduction of such deduction or withholding. Any amounts so deducted and withheld and paid over to the applicable Governmental Body in accordance with applicable Legal Requirements shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 2.07.    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.06(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, (a) the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing and (b) Parent shall not, except with the prior written consent of the Company, require the Company (except to the extent conditioned on the occurrence of the Offer Acceptance

Time or the Effective Time) to make any payment with respect to any such demands or offer to settle or settle any such demands.

Section 2.08.    Treatment of Equity Awards.

(a)    At the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Merger Consideration, shall be automatically cancelled and converted into the right to receive a lump-sum cash payment equal to (i) the excess of (A) the Merger Consideration over (B) the exercise price payable per Share under such Company Option, multiplied by (ii) the total number of Shares subject to such Company Option immediately prior to the Effective Time. For the avoidance of doubt, at the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is equal to or greater than the Merger Consideration, shall be cancelled without additional consideration.

(b)    At the Effective Time, each Company RSU that is then outstanding shall be automatically canceled and converted into the right to receive a lump-sum cash payment equal to the product, rounded to the nearest cent, of (i) the number of Shares subject to such Company RSU as of the Effective Time and (ii) the Merger Consideration.

(c)    As soon as reasonably practicable after the Effective Time (but in no event later than ten (10) business days following the Effective Time), Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, pay the consideration payable pursuant to Section 2.08(a) and Section 2.08(b), net of any applicable withholding Taxes, to the holders of Company Options and Company RSUs through, to the extent applicable, the Surviving Corporation’s payroll.

(d)    Prior to the Offer Acceptance Time, the Company shall take all actions that are necessary (under the Company Equity Plans and award agreements pursuant to which Company Options and Company RSUs are outstanding or otherwise) to effect the transactions described in this Section 2.08.

Section 2.09.    Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Article 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

Section 2.10.    Treatment of Company Warrants. At the Offer Acceptance Time, each Company Warrant that is outstanding immediately prior to the Effective Time shall automatically be deemed to be exercised in full in a “cashless exercise” pursuant to Section 10 of the Warrant Agreement to which such Company Warrant is subject. With respect to each Company Warrant, the Company shall deliver any notices as required by, and in accordance with, Section 9(g) of the Warrant Agreement to which such Company Warrant is subject. At the Effective Time, holders of Shares issued pursuant to such “cashless exercise” of the Company Warrants in accordance with the terms of the applicable Warrant Agreements and this Section 2.10 shall be converted into the right to receive the Merger Consideration pursuant to Section 2.05(a)(iv).

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Article 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Article 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents, and publicly available prior to the date of this Agreement (other than any general cautionary or forward-looking statements contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents); provided that this clause (c) shall not be applicable to Section 3.03 and Section 3.04):

Section 3.01.    Due Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s only Subsidiaries are set forth in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022. Each Subsidiary of the Company is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of organization. Each Acquired Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, in each case, except as has not had, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company is qualified or licensed to do business as a foreign corporation or other entity, and is in good standing (with respect to jurisdictions that recognize such concept), in each jurisdiction where the nature of its business requires such qualification or licensing, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.02.    Organizational Documents. The Company has delivered or made available to Parent copies of the certificate of incorporation, bylaws and other organizational documents of the Company and each of its Subsidiaries, including all amendments thereto, as in effect on the date hereof. Prior to the execution and delivery of this Agreement, the Board of Directors has adopted an amendment to the Company’s bylaws in the form attached hereto as Annex III.

Section 3.03.    Capitalization, Etc.

(a)    The authorized capital stock of the Company consists of: (i) 200,000,000 Shares, of which 114,785,001 Shares had been issued and were outstanding as of the close of business on February 9, 2024 (the “Capitalization Date”) and (ii) 10,000,000 shares of Company Preferred Stock, of which no shares were outstanding as of the Capitalization Date, and, as of the Capitalization Date, there were an aggregate of 5,226,628 outstanding Company Warrants to purchase an aggregate of up to 5,226,628 Shares issued to public investors in the Company’s public equity offerings in November 2021, January 2023 and September 2023. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares except pursuant to the exercise of Company Options, the vesting or settlement of Company RSUs or the exercise of Company Warrants, in each case outstanding as of the Capitalization Date in accordance with their terms and, from the Capitalization Date to the execution of this Agreement, the Company has not issued any warrants to acquire Shares or any Company Options, Company RSUs or other equity or equity-based awards, in each case, other than pursuant to any offer of employment or Contract, in either case dated on or prior to the Capitalization Date. All of the outstanding equity interests of the Acquired Companies have been duly authorized and validly issued, and are fully paid and nonassessable.

(b)    The Company owns all of the authorized and outstanding capital stock and other equity interests of each of the Company’s Subsidiaries. The outstanding capital stock and other equity interests of the Company’s Subsidiaries owned by the Company are owned free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. The Company does not own, directly or indirectly, any capital stock or other equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or other equity interests of any other Entity. All of the Shares are held either directly or indirectly through DTC or in direct registry form through the Company Transfer Agent.

(c)    (i) None of the outstanding equity interests of any Acquired Company are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Company having a right to vote on any matters on which the holders of the outstanding equity interests of such Acquired Company have a right to vote; and (iii) there is no Contract to which any Acquired Company is bound relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any equity interests of such Acquired Company. The Shares and the Company Warrants constitute the only outstanding securities of the Company registered under the Securities Act. No Subsidiary of the Company owns any Shares.

(d)    As of the Capitalization Date: 24,809,840 Shares were reserved and available for issuance pursuant to the Company Equity Plans, of which amount (i) 17,190,540 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans; (ii) 461,557 Shares were subject to issuance pursuant to Company RSUs granted and outstanding under the Company Equity Plans; and (iii) 7,157,743 Shares were subject to issuance pursuant to the ungranted equity pool under the Company Equity Plans.

(e)    Except as described in Section 3.03(a) and except for the Company Options, Company RSUs and Company Warrants outstanding as of the execution and delivery of this Agreement (and Shares issuable upon the exercise thereof), as of the date of this Agreement, there are no: (i) outstanding shares of capital stock or other securities of any Acquired Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, performance stock unit, stock appreciation rights, incentive award measured based on the Shares, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Company, in each case other than derivative securities not issued by any Acquired Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Company; (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (v) voting trusts or other Contract to which any Acquired Company is a party with respect to the voting of capital stock of any Acquired Company.

(f)     The Company has made available to Parent a schedule that sets forth a listing of all Persons who hold outstanding Company Options or Company RSUs as of the close of business on the Capitalization Date, indicating, with respect to each Company Option and Company RSU, the number of Shares subject thereto and, with respect to each Company Option, the per Share exercise price. Other than as set forth on such schedule, the Company Warrants and equity based awards in the ungranted equity pool under the Company Equity Plans, as of the Capitalization Date, there are no issued, reserved for issuance, outstanding or authorized stock options, restricted stock units, performance stock units, subscriptions, options, warrants, calls, rights, stock appreciation rights, incentive awards measured based on the Shares, phantom stock, profit participation, or similar equity or equity based awards with respect to any Acquired Company.

Section 3.04.    Authority; Binding Nature of Agreement. The Company has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors has (a) determined that this Agreement, and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, which resolutions, subject to Section 6.01, have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions, assuming the accuracy of the representations set forth in Section 4.08.

Section 3.05.    SEC Filings; Financial Statements.

(a)    Since January 1, 2022, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2001, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Acquired Companies as of the respective dates thereof and the results of operations and cash flows of the Acquired Companies for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal year-end adjustments that are not, individually or in the aggregate, material).

(c)    The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act), which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i)  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Companies; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Companies that could have a material effect on its financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. To the knowledge of the Company, since January 1, 2023, neither the Company nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d)    The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e)    No Acquired Company is a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Company SEC Documents.

(f)     As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Company, except as has not had, individually or in the aggregate, a Material Adverse Effect.

(g)    Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i)     The information with respect to the Acquired Companies that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, at the time of the filing of, at any time such document is amended or supplemented and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii)     Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Purchaser and their respective Representatives for inclusion or incorporation by reference in the Company Disclosure Documents.

Section 3.06.    Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement, from January 1, 2023, through the date of this Agreement:

(a)    except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) each Acquired Company has operated in all material respects in the ordinary course of business consistent with past practice, and (ii) no Acquired Company has taken any action or failed to take any action that would have constituted a breach of Sections 5.02(b)(i), 5.02(b)(ii), 5.02(b)(vi), 5.02(b)(viii), 5.02(b)(x), 5.02(b)(xiii), 5.02(b)(xv), 5.02(b)(xvi), 5.02(b)(xvii), 5.02(b)(xviii) or 5.02(b)(xix) had such action been taken after the execution of this Agreement without the prior consent of Parent; and

(b)    there has not occurred any Material Adverse Effect.

Section 3.07.    Title to Assets. The Acquired Companies have good and valid title to all assets (excluding Intellectual Property Rights) owned by the Acquired Companies as of the date of this Agreement, and all of such assets are owned by the Acquired Companies free and clear of any Encumbrances (other than Permitted Encumbrances), in each case, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.08.    Real Property.

(a)    No Acquired Company owns any real property.

(b)    Each Acquired Company holds valid and existing leasehold interests in the real property that is leased or subleased by such Acquired Company from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances, in each case, except as has not had, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2022, no Acquired Company has received any written notice regarding (i)  any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured, (ii) any material pending or threatened in writing condemnation of any portion of the Leased Real Property or (iii) building, fire or zoning code violations with respect to the Leased Real Property, in each case in this clause (iii) that is material to the Acquired Companies, taken as a whole.

Section 3.09.    Intellectual Property.

(a)    Section 3.09(a) of the Company Disclosure Schedule sets forth a list of all material Owned Registered IP and Licensed Registered IP (including issued Patents and Patent applications, Trademark registrations and applications, and Copyright registrations and applications). All material Registered IP is, to the knowledge of the Company, (i) subsisting, (ii) other than any pending applications therefor, not invalid or unenforceable, and (iii) is not subject to any outstanding order, judgment or decree adversely affecting any Acquired Company’s use thereof or rights thereto. The Acquired Companies are the sole and exclusive beneficial owners (and in the case of Registered IP, record owners) of all material Company IP.

(b)    No interference, opposition, reissue, reexamination proceeding, cancellation proceeding, investigation or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending, or threatened in writing against, any Acquired Company in which the claim construction, validity, enforceability, priority, inventorship or ownership of any Owned Registered IP or, to the knowledge of the Company, Licensed Registered IP is being or has been contested or challenged.

(c)    The Acquired Companies own all Company IP and have the valid right to use the Company Licensed IP in the operation of the business of the Acquired Companies as currently conducted, free and clear of all Encumbrances other than Permitted Encumbrances.

(d)    Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the operation of the business of the Acquired Companies, the Acquired Companies have used commercially reasonable efforts to maintain the confidentiality of Trade Secrets owned or purported to be owned by any Acquired Company, including requiring all Persons to whom such Trade Secrets have been disclosed by any Acquired Company to execute written non-disclosure agreements, other than disclosures made in the ordinary course of business consistent with past practice, including in connection with an industry publication or presentation approved by an Acquired Company, or as embodied in a new Patent application filed by an Acquired Company.

(e)    Section 3.09(e)(i) of the Company Disclosure Schedule sets forth each In-bound License and Section 3.09(e)(ii) of the Company Disclosure Schedule sets forth each Out-bound License.

(f)     (i) To the knowledge of the Company, the operation of the Acquired Companies’ respective businesses as conducted since January 1, 2022, does not (and will not upon the commercialization of any Product Candidates, as such Product Candidates currently exist) infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the operation of the business of the Acquired Companies, and (ii) since January 1, 2022 through the date of this Agreement, there has been no Legal Proceeding pending or, to the knowledge of the Company, threatened in any written notice or other written communication directed to any Acquired Company relating to any allegations of the foregoing against any Acquired Company, which includes any such allegations (including in the form of an invitation to enter into a license) against any Acquired Company.

(g)    Since January 1, 2022 through the date of this Agreement, to the knowledge of the Company, (i) no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company IP or Company Licensed IP, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the operation of the business of the Acquired Companies, and (ii) there has been no Legal Proceeding pending or threatened in writing relating to any allegations of the foregoing made by any Acquired Company, or, to the knowledge of the Company, any of their respective licensors with respect to the operation of the business of the Acquired Companies.

(h)    None of the Company IP relating to Product Candidates or other material Company IP is subject to any outstanding injunction, order, decree, charge, consent, judgment, covenant not to sue, settlement, ruling or other disposition of dispute, in each case, that adversely restricts the use, transfer, registration or licensing of any such Company IP by any Acquired Company, or otherwise adversely affects the ownership, validity, scope, use, registrability, or enforceability of any such Company IP. None of the Acquired Companies or, to the knowledge of the Company, any of their respective licensors have received any written notice that any Company Licensed IP relating to Product Candidates or other material Company Licensed IP is subject to any outstanding injunction, order, decree, charge, consent, judgment, settlement, ruling or other disposition of dispute, in each case, that adversely restricts the use, transfer, registration or licensing of any such Company Licensed IP by any Acquired Company or otherwise adversely affects the ownership, validity, scope, use, registrability or enforceability of any such Company Licensed IP.

(i)     Each individual who is or was involved in the creation or development of any material Company IP has signed a valid and enforceable agreement containing a present assignment of such Intellectual Property Rights to the Acquired Companies and confidentiality provisions protecting such Intellectual Property Rights, and, to the knowledge of the Company, no individual who is or was involved in the creation or development of any material Company Licensed IP has failed to sign such an agreement. To the knowledge of the Company, there is no material breach under any such agreement.

(j)     No material Company IP or, to the knowledge of the Company, material Company Licensed IP was developed with any funding, facilities, personnel, or other material support or resources from any Governmental Body, any foundation, nonprofit, charity, non-governmental organization, or any public or private university, college, or other educational institution or research center, in a manner that would give any such entities an ownership interest in any such material Company IP or material Company Licensed IP. None of the Acquired Companies or, to the knowledge of the Company, any of their respective licensors has failed to comply with any invention disclosure, election of title or patent reporting requirements arising under Legal Requirements with respect to any material Company IP or material Company Licensed IP developed with funding, facilities, personnel or other material support or resources from any Governmental Body.

(k)    Except as has not had, individually or in the aggregate, a Material Adverse Effect, (i)  the Company IT Assets operate in accordance with their specifications and related documentation and perform in a manner that permits the Acquired Companies to conduct their respective business as currently conducted, (ii) the Acquired Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the integrity and security of the Company IT Assets (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) since January 1, 2022, there has been no unauthorized use, access or security breach, or interruption, modification, loss or corruption of any of the Company IT Assets (or any data stored or contained therein or processed or transmitted thereby).

(l)     Each Acquired Company is in compliance with applicable Legal Requirements, as well as its own policies and contractual obligations, relating to data privacy, data protection, and the collection, use or other processing of personally identifiable information collected, used, or held for use by the Acquired Companies, except as has not had, individually or in the aggregate, a Material Adverse Effect, and, as of the date of this Agreement, no Legal Proceedings or claims are pending or threatened in writing against any Acquired Company alleging a violation of Legal Requirements with respect to the collection and use of personally identifiable information. The Acquired Companies have implemented and maintain commercially reasonable technical and organizational measures, in accordance with industry standards, to protect all personally identifiable information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof (each, a “Data Breach”). To the knowledge of the Company, since January 1, 2022, there has been no material Data Breach with respect to any personally identifiable information in the Acquired Companies’ possession or control and the Acquired Companies have not been required under any applicable Legal Requirements to provide any notice to any Person in connection with any Data Breach.

(m)    The consummation of the Transactions will not result in the loss or impairment of, or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, any Acquired Company’s right to own or use any of the material Company IP or, to the knowledge of Company, use any of material Intellectual Property Rights licensed to any Acquired Company, in each case in the operation of the business of the Acquired Companies as currently conducted.

Section 3.10.    Contracts.

(a)    Section 3.10(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Company is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement and identifies, with respect to each Material Contract, the clause of Section 3.10(a) to which it applies. For purposes of this Agreement, each of the following to which any Acquired Company is a party or by which it is bound as of the date of this Agreement (other than Employee Plans or nondisclosure agreements entered into (x) in the ordinary course of business consistent with past practice or (y) in connection with discussions, negotiations and transactions related to this Agreement or other potential strategic transactions) constitutes a “Material Contract”:

(i)     any Contract that is a settlement, conciliation or similar agreement with or approved by any Governmental Body and pursuant to which (A) any Acquired Company will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on any Acquired Company’s conduct;

(ii)     any Contract (A) materially limiting the freedom or right of any Acquired Company to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Company, or (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Acquired Company to sell, distribute or manufacture any products or services for any other Person;

(iii)     any Contract that requires by its terms, or is reasonably expected to require, the payment or delivery of cash or other consideration to or by any Acquired Company in an aggregate amount having a value in excess of $2,000,000 in the fiscal year ending December 31, 2023, and in each case (A) that could not or, if still in effect, cannot be cancelled by such Acquired Company without penalty or further payment without more than sixty (60) days’ notice and (B) excluding commercially available off-the-shelf software licenses and Software-as-a-Service offerings, generally available patent license agreements, material transfer agreements, clinical trial agreements and non-exclusive outbound license agreements (in each case, entered into in the ordinary course of business consistent with past practice);

(iv)     any material distribution, wholesale, third-party logistics, pharmacy benefit manager or payer Contract;

(v)     any Contract relating to Indebtedness in excess of $150,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Company;

(vi)     any Contract with any Person constituting a material joint venture, collaboration, partnership or similar profit sharing arrangement;

(vii)     any Contract that by its express terms requires any Acquired Company, or any successor to, or acquirer of, any Acquired Company, to make any payment to another Person as a result of a change of control of any Acquired Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii)     any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of any Acquired Company, the pledging of the capital stock or other equity interest of any Acquired Company or the issuance of any guaranty by any Acquired Company;

(ix)     any (A) In-bound License and (B) Out-bound License;

(x)     any Contract pursuant to which any Acquired Company has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones which would result in a payment in excess of $750,000, or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Acquired Company, in each case that cannot be terminated by such Acquired Company without penalty without more than sixty (60) days’ notice;

(xi)     each Contract for the acquisition or divestiture of a business or of material assets that contains continuing representations, covenants, indemnities or other obligations (including “earn out” or other contingent payment obligations), but excluding any material transfer agreements, clinical trial agreements and non-exclusive licenses, in each case, that were entered into in the ordinary course of business consistent with past practice;

(xii)     any Contract that relates to any swap, forward, futures or other similar derivative transaction with a notional value in excess of $150,000;

(xiii)     any Contract between any Acquired Company and any Governmental Body;

(xiv)     any Contract for material Leased Real Property;

(xv)     any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xvi)     any Contract (A) with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing or (B) in which any of the foregoing Persons has a direct or indirect material financial interest.

(b)    The Company has made available to Parent an accurate and complete copy of each Material Contract or has publicly filed each Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as has not had, individually or in the aggregate, a Material Adverse Effect, (i)  no Acquired Company nor, to the knowledge of the Company, any other party is in material breach of, or material default under, any Material Contract and no Acquired Company nor to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract; (ii) each Material Contract (other than any Contract that (x) has expired in accordance with its terms or (y) prior to the date hereof, has been terminated, restated or replaced or if after the date hereof, has been terminated, restated or replaced in compliance with the terms of this Agreement) is, with respect to the Acquired Companies party thereto and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles; and (iii) since January 1, 2022 through the date of this Agreement, no Acquired Company has received or delivered any written notice or, to the knowledge of the Company, oral notice, regarding any violation or breach or default under any Material Contract that has not since been cured.

Section 3.11.    Liabilities. The Acquired Companies do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (a) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of this Agreement; (c) liabilities for performance of obligations under Contracts binding upon the Acquired Companies (other than resulting from any breach or acceleration thereof); (d) liabilities incurred in the ordinary course of business consistent with past practice since January 1, 2023 (it being understood that breaches of Legal Requirements shall not be deemed to be liabilities incurred in the ordinary course of business consistent with past practice); and (e) liabilities that have not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.12.    Compliance with Legal Requirements. Each Acquired Company is, and since January 1, 2022 has been, in compliance with all applicable Legal Requirements, except as has not had, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2022 through the date of this Agreement, no Acquired Company has been given written notice of, or been charged with, any violation of, any applicable Legal Requirement, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.13.    Regulatory Matters.

(a)    Since January 1, 2022, each Acquired Company has filed, maintained or furnished with the applicable regulatory authorities (including the FDA, European Medicines Agency (“EMA”) or any other Governmental Body performing functions similar to those performed by the FDA, EMA or otherwise having jurisdiction over the pricing, reimbursement, safety, efficacy, approval, development, testing, labeling, manufacture, or storage of pharmaceutical products (such other Governmental Bodies, collectively, the “Specified Governmental Bodies”)) all required material filings, declarations, listings, registrations, reports, submissions, applications, supplements, amendments, modifications, notices and other documents, including but not limited to adverse event reports. All such material filings, declarations, listings, registrations, reports, submissions, applications, supplements, amendments, modifications, notices and other documents filed or submitted after January 1, 2022 (i) have been made available to Parent and (ii) were in compliance with applicable Legal Requirements and standards, including all applicable Health Care Laws, in all material respects when filed, maintained or furnished, and no material deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports, submissions, applications, supplements, amendments, modifications, notices and other documents. Since January 1, 2022, any updates, changes, corrections or modifications to such materials required under applicable Legal Requirements, including all applicable Health Care Laws, have been submitted in compliance with such Legal Requirements in all material respects.

(b)    All preclinical and clinical investigations sponsored or conducted by or on behalf of any Acquired Company or, to the knowledge of the Company, by any Acquired Company’s research, development, collaboration or similar partners with respect to any Product Candidates of any Acquired Company while acting in such capacity (each such party a “Collaboration Partner”), have been since January 1, 2022, and are being, conducted in material compliance with all applicable Legal Requirements, rules, regulations and binding guidances, including Good Laboratory Practices and Good Clinical Practices requirements, other Health Care Laws, applicable research protocols and federal, ex-U.S. and state laws, rules, regulations and binding guidances, including those related to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. Since January 1, 2022, except as has not had, individually or in the aggregate, a Material Adverse Effect, no clinical trial sponsored or conducted by or on behalf of any Acquired Company or by any Collaboration Partner has been terminated, delayed or suspended prior to completion for safety or other non-business reasons, and neither the FDA, the EMA nor any other Specified Governmental Body, clinical investigator or contract research organization that has participated or is participating in, data safety monitoring board, institutional review board or similar entity that has or has had jurisdiction over, a clinical trial conducted or sponsored by or on behalf of any Acquired Company or by any Collaboration Partner has commenced, or, to the knowledge of the Company, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of any Acquired Company or by any Collaboration Partner, or alleged any violation of any Health Care Law in connection with any such clinical trial. The Acquired Companies or an agent on their behalf periodically reviews clinical trial sites participating in any Acquired Company-sponsored trial for compliance with all applicable Health Care Laws.

(c)    Since January 1, 2022, no Acquired Company nor, to the knowledge of the Company, any Company Associate, employee, agent, clinical investigator or Collaboration Partner has (i) made an untrue statement of a material fact or fraudulent statement to the FDA, EMA or any other Specified Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA, EMA, Centers for Medicare and Medicaid Services or any other Specified Governmental Body or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” as set forth in 56 Fed. Reg. 43191 (September 10, 1991) or for the EMA or any other Specified Governmental Body to invoke any similar policy. No Acquired Company nor, to the knowledge of the Company, any Collaboration Partner, is the subject of any pending or, to the knowledge of the Company, threatened in writing investigation or other action by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Policy or by the EMA or any other Governmental Body in any similar investigation or other action. No Acquired Company nor any Company Associate or clinical investigator of any Product Candidates or, to the knowledge of the Company, any Collaboration Partner has been suspended, debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement.

(d)    The Product Candidates are being, and since January 1, 2022, have been, developed, tested, labeled, manufactured, imported, exported, and stored, as applicable, in all material respects with all Health Care Laws. Since January 1, 2022, except as has not had, individually or in the aggregate, a Material Adverse Effect (i) each Acquired Company and, to the knowledge of the Company, each Collaboration Partner, are not and have not been subject to any enforcement, regulatory, administrative or other Legal Proceedings against or affecting any

Acquired Company or any Product Candidate relating to or arising under any Health Care Law or other applicable Legal Requirement, and no such enforcement, regulatory, administrative or other Legal Proceeding has been threatened in writing, (ii) no Acquired Company nor, to the knowledge of the Company, any Collaboration Partner, has received written notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other Legal Proceeding against or affecting any Acquired Company or any Product Candidate relating to or arising under any Health Care Law or other applicable Legal Requirement, and to the knowledge of the Company, there is not pending any allegation that any operation or activity of any Acquired Company or any Collaboration Partner relating to any Acquired Company’s business or any Product Candidate is in violation of any Health Care Law or other applicable Legal Requirement and (iii) as of the date of this Agreement, no Acquired Company, nor, to the knowledge of the Company, any of the Company’s manufacturers or vendors, has received any FDA Forms 483 or other Specified Governmental Body notices of violations, inspectional observations, “warning letters,” “untitled letters” or other similar written administrative, regulatory or enforcement notice.

(e)    Since January 1, 2022, except as has not had, individually or in the aggregate, a Material Adverse Effect: (i) no investigational new drug application, new drug application, or similar document filed by or on behalf of any Acquired Company with the FDA, EMA or any other Specified Governmental Body has, to the knowledge of the Company, been withdrawn, terminated or suspended, and (ii) no Acquired Company nor, to the knowledge of the Company, any Collaboration Partner, has received any written notice from a Governmental Body that any Product Candidate cannot be developed, tested, labeled, manufactured, imported, exported or stored, substantially in the manner presently performed or contemplated by any Acquired Company or any Collaboration Partner.

(f)     Since January 1, 2022, except as has not had, individually or in the aggregate, a Material Adverse Effect, each Acquired Company and, to the knowledge of the Company, its Collaboration Partners have prepared, submitted and implemented timely responses and, as applicable, any corrective action plans required to be prepared and submitted in response to all (i) internal or third-party audits, inspections, investigations or examinations of the Product Candidates and each Acquired Company’s business; (ii) adverse event reports relating to the Product Candidates; (iii) warning letters, untitled letters or other similar documents outlining deficiencies or violations of law; (iv) material patient complaints relating to the Product Candidates; (v) medical incident reports relating to the Product Candidates; and (vi) material corrective and preventive actions relating to the Product Candidates and each Acquired Company’s business.

(g)    Since January 1, 2022, no Acquired Company has submitted any claim for payment to any government healthcare program in connection with any referrals related to any Product Candidate, or engaged in any other conduct, that violated in any material respect any applicable self-referral Legal Requirement, including the U.S. Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn (known as the Stark Law), any anti-kickback Legal Requirement, including the U.S. Federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b, any false claims Legal Requirement, including the U.S. Federal False Claims Act, 31 U.S.C. § 3729 et seq., or any other applicable similar state or non-U.S. Legal Requirement.

(h)    Since January 1, 2022, each Acquired Company has operated its business in compliance in all material respects with all applicable Legal Requirements, clinical trial protocols, and contractual or other requirements relating to medical records and medical information privacy that regulate or limit the maintenance, use, disclosure or transmission of medical records, clinical trial data, patient information or other personal information made available to or collected by the Acquired Companies in connection with the operation of the Acquired Companies’ businesses, including the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164 (subparts A and E), the Security Standards at 45 C.F.R. Parts 160 and 164 (subparts A and C), the Standards for Electronic Transactions and Code Sets at 45 C.F.R. Parts 160 and 162 promulgated under the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the U.S. Health Information Technology for Economic and Clinical Health Act of 2009, including the regulations promulgated thereunder (collectively “HIPAA”), the U.S. Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5) (“HITECH”) and HITECH implementing regulations, Directive 95/46/EC and all comparable Legal Requirements relating to any of the foregoing (the “Health Care Data Requirements”). Each Acquired Company has implemented in all material respects any confidentiality, security and other measures required by the Health Care Data Requirements. Each Acquired Company is, and has at all times since January 1, 2022, been in compliance in all material respects with the applicable privacy and security requirements of HIPAA and HITECH in conducting the Acquired Companies’ businesses. As of the date hereof, since January 1, 2022, no Acquired Company has suffered any accidental, unauthorized, or unlawful destruction, loss, alteration, or disclosure of, or access to, personal data or suffered a security breach in relation to any other data which it holds. As of the date hereof, since January 1, 2022, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for any Acquired Company that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any comparable Legal Requirements.

Section 3.14.    Certain Business Practices. No Acquired Company nor, to the knowledge of the Company, any of its Representatives (in each case, acting in the capacity of a Representative, and for the benefit, of the Acquired Companies) has since January 1, 2022 (a) used any funds (whether of the Acquired Companies or otherwise) for contributions, gifts, entertainment or other expenses relating to political activity in violation of applicable Legal Requirements, (b) made any payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns in violation of applicable Legal Requirements or (c) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any other applicable Legal Requirement of similar effect, in each case of (a), (b) and (c), except as has not had, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2022 through the date of this Agreement, no Acquired Company has received any written communication from a Governmental Body that alleges any of the foregoing.

Section 3.15.    Governmental Authorizations. The Governmental Authorizations held by the Acquired Companies are valid and in full force and effect, except as has not had, individually or in the aggregate, a Material Adverse Effect. Each Acquired Company is in compliance with the terms and requirements of such Governmental Authorizations, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.16.    Tax Matters.

Except for matters that, individually or in the aggregate, have not had a Material Adverse Effect:

(a)    Each of the Tax Returns required to be filed by each Acquired Company with any Governmental Body (the “Company Returns”) have been filed, and such Tax Returns (taking into account any amendments thereto) are complete and accurate. All Taxes required to have been paid by each Acquired Company (whether or not shown on the Company Returns) have been paid to the relevant Governmental Body.

(b)    Each Acquired Company has complied with all applicable Legal Requirements relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, stockholder, customer or other third party.

(c)    (i) There is no audit, examination or Legal Proceeding that is ongoing, pending or has been threatened in writing against or with respect to any Acquired Company in respect of any Tax or with regard to any Company Return and (ii) no written claim has been received by any Acquired Company from any Governmental Body in any jurisdiction where such Acquired Company does not file Tax Returns or pay Taxes that such Acquired Company is or may be required to file a Tax Return or be subject to Tax in that jurisdiction. No tolling, extension or waiver of the statute of limitation period applicable to any of the Company Returns has been granted and is currently in effect (other than pursuant to customary extensions of the due date for filing a Tax Return).

(d)    No deficiency of Taxes has been asserted in writing as a result of any audit, examination or Legal Proceeding by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e)    No Acquired Company (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company) or (ii) has material liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of any state, local or non-U.S. Tax law), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice).

(f)     During the two-year period ending on the date hereof, none of the Acquired Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(g)    No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) in any tax year for which the statute of limitations has not expired.

(h)    No Acquired Company is a party to, bound by, or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement relating to the apportionment, sharing, assignment, indemnification or allocation of any Tax or Tax asset (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases, employment agreements and similar agreements entered into in the ordinary course of business consistent with past practice).

(i)     There are no Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Company, other than Permitted Encumbrances.

(j)     No representation or warranty is made with respect to the amount or availability of any Tax attribute (including a net operating loss or Tax credit) for any taxable period or portion thereof beginning after the Closing Date.

Section 3.17.    Employee Matters; Benefit Plans.

(a)    The Company has provided, or will provide within ten (10) days following the date of this Agreement, to Parent a census (the “Census”) that contains a true, correct, and complete list, as of a recent practicable date, of, for each employee, the names, current annual base salary or current hourly wages, as applicable, last annual bonus received, target bonus opportunity, title, hire date, employer, principal work location, whether full-time or part-time and status as being exempt or non-exempt from the application of state and federal wage and hour laws. Except as required by applicable Legal Requirements, the employment of each of the Acquired Companies’ employees is terminable by the applicable Acquired Company at will, subject to any severance rights contained in any applicable Employee Plan. No later than the Effective Time, the Company shall provide to Parent an updated Census, setting forth the information provided for in this Section 3.17(a) as of immediately prior to the Closing and shall also include each individual independent contractor engaged by any Acquired Company and such contractor’s name, duties and rate of compensation.

(b)    No Acquired Company is a party to, or bound by, any collective bargaining agreement or any other labor-related Contract, agreement, understanding or arrangement with any labor union or other labor organization representing any of its employees, and no employees of any Acquired Company are represented by any labor union or other labor organization with respect to their employment with any Acquired Company. Since January 1, 2022, there has not been any unfair labor practice charge, material grievance, material arbitration, strike, lockout, slowdown, interruption of work or other union organizing activity or dispute, or, to the knowledge of the Company, any threat thereof, by any employees of any Acquired Company with respect to their employment with the Acquired Companies.

(c)    Since January 1, 2022, each Acquired Company has been in material compliance with all applicable Legal Requirements related to employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, overtime, meals and rest breaks, employee and independent contractor classification, child labor, immigration and work authorization, employment discrimination, harassment, health and safety, disability rights or benefits, equal opportunity, plant closures and layoffs, civil rights, affirmative action, workers’ compensation, labor relations, continuation coverage under group health plans, wage payment, employee leave issues and unemployment insurance. The Acquired Companies are, and have been since January 1, 2022, in material compliance with the WARN Act and have no material liabilities or other material obligations thereunder.

(d)    Since January 1, 2022, no allegations of sexual harassment or misconduct or workplace discrimination or harassment (including based on race, ethnicity, gender or any other class protected by applicable Legal Requirements) have been made against any current or former officer, director or supervisory-level Company Associate through the Company’s Human Resources department or other prescribed reporting procedure or otherwise to the knowledge of the Company, and none of the Acquired Companies nor, to the knowledge of the Company, any current or former Company Associate has entered into any settlement agreement related to any such allegations by any such Person in respect of any Acquired Company.

(e)    To the knowledge of the Company as of the date of this Agreement, no current or former employee of any Acquired Company, at the level of vice president or higher, is in violation in any material respect of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, non-competition agreement or restrictive covenant obligation: (i) with or to any Acquired Company or (ii) with or to a former employer of any such employee relating to the right of any such employee to be employed by any Acquired Company or the knowledge or use of trade secrets or proprietary information.

(f)     To the knowledge of the Company as of the date of this Agreement, no current employee of any Acquired Company at the level of vice president or higher has expressed a current intention to terminate his or her employment with an Acquired Company.

(g)    Section 3.17(g) of the Company Disclosure Schedule sets forth a list of each material Employee Plan (other than agreements and instruments that do not materially deviate from the forms delivered or made available to Parent prior to the execution of this Agreement and such forms have been disclosed in Section 3.17(g) of the Company Disclosure Schedule). The Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each material Employee Plan copies of, to the extent applicable: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, (ii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iii) all material correspondence to or from the IRS, the United States Department of Labor or any other Governmental Body with respect to an Employee Plan and (iv) the most recent determination letter received from the IRS with respect to the Employee Plan.

(h)    No Acquired Company nor any of their ERISA Affiliates sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, during the past six (6) years, sponsored, maintained, administered or contributed to (or been required to contribute to), or has during the past six (6) years or is reasonably expected to have any direct or indirect liability with respect to, any plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan,” each as defined in Section 4001 of ERISA.

(i)     Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans has been operated in compliance with its terms and all applicable Legal Requirements, including ERISA and the Code, except as has not had, individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, no Acquired Company is or could reasonably be expected to be subject to a liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, except as has not had, individually or in the aggregate, a Material Adverse Effect. There are no pending, or, to the knowledge of the Company, threatened in writing or anticipated claims, actions, suits, investigations, audits or proceedings by, on behalf of or with respect to any Employee Plan, by any current or former employee of any Acquired Company or beneficiary covered under any such plan, or otherwise involving any such Employee Plan (other than routine claims for benefits), except as has not had, individually or in the aggregate, a Material Adverse Effect.

(j)     Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), or where the full cost of such benefit is borne entirely by the applicable individual (or his or her eligible dependents or beneficiaries), no Acquired Company nor any Employee Plan has any present or future obligation to provide post-retirement, post-employment or post-service medical, dental, disability, hospitalization, life or similar health or welfare benefits to or make any payment to, or with respect to, any present or former employee, officer, director or individual independent contractor of any Acquired Company, including pursuant to any retiree medical benefit plan or other retiree welfare plan.

(k)    Except as provided in Section 2.08, the consummation of the Transactions will not (either alone or in combination with other events or circumstances) (i) entitle any current or former employee, director, officer, independent contractor or other service provider of any Acquired Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor or other service provider, (iii) directly or indirectly cause any Acquired Company to transfer or set aside any assets to fund any payments or benefits under any Employee Plan or (iv) limit or restrict the right of the Company to amend or terminate any Employee Plan.

(l)     The consummation of the Transactions will not (either alone or in combination with other events or circumstances) result in any “excess parachute payment” within the meaning of Section 280G of the Code. No Employee Plan is a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code. None of the Acquired Companies has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, officer, director or individual independent contractor or other service provider of any Acquired Company for any Tax incurred by such Person, including under Section 409A, 457A or 4999 of the Code.

(m)    The Company has delivered or made available to Parent copies of the Company Equity Plans and the standard forms of agreements and instruments relating to or issued under the Company Equity Plans. Each outstanding Company Option has an exercise price equal to or above the fair market value on the date of grant (within the meaning of Section 409A of the Code) and is otherwise not subject to Section 409A of the Code.

(n)    Each Employee Plan maintained for the benefit of any employee or service provider (or former employee or service provider) who performs services outside the United States is now and has been operated in compliance with its terms and all applicable Legal Requirements, except as has not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.18.    Environmental Matters.

(a)    Each Acquired Company is and, since January 1, 2022, has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of its business, except as has not had, individually or in the aggregate, a Material Adverse Effect.

(b)    Since January 1, 2022 through the date of this Agreement, except as has not had, individually or in the aggregate, a Material Adverse Effect, no Acquired Company has received in writing any notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Company relating to or arising under Environmental Laws.

(c)    Except as has not had, individually or in the aggregate, a Material Adverse Effect, to the knowledge of the Company, there are and, since January 1, 2022, have been no Hazardous Materials present in the environment, or any Releases, on, at, under or from any property or facility currently or formerly owned, leased, operated or used by any Acquired Company including the Leased Real Property.

Section 3.19.    Insurance. The Company has delivered or made available to Parent a copy of all material insurance policies relating to the business, assets and operations of the Acquired Companies. Except as has not had, individually or in the aggregate, a Material Adverse Effect, the Acquired Companies maintain insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies in the biotechnology industry of similar size and stage of development. To the knowledge of the Company, all such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder except for such defaults as have not had, individually or in the aggregate, a Material Adverse Effect. There is no claim pending under any of the Acquired Companies’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies except for such claims as have not had, individually or in the aggregate, a Material Adverse Effect.

Section 3.20.    Legal Proceedings; Orders.

(a)    As of the date of this Agreement, there are no material Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened in writing) against any Acquired Company or, to the knowledge of the Company, against any present or former officer, director or employee of any Acquired Company in such individual’s capacity as such, except as has not had, individually or in the aggregate, a Material Adverse Effect and would not or would reasonably not be expected to materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

(b)    As of the date of this Agreement, to the knowledge of the Company, there is no order, writ, injunction or judgment to which any Acquired Company is subject that is reasonably likely to have a Material Adverse Effect.

(c)    To the knowledge of the Company, as of the date of this Agreement, no material investigation or review by any Governmental Body with respect to any Acquired Company is pending or is being threatened in writing.

Section 3.21.    Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.08, the Board of Directors has taken all actions necessary or appropriate, and will take after the date hereof, all actions that may be necessary or appropriate, so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal

Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

Section 3.22.    Non-Contravention; Consents.

(a)    Assuming compliance with the applicable provisions of the DGCL, the HSR Act, Takeover Laws and the rules and regulations of the SEC and NASDAQ, the execution and delivery of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company; (ii) cause a violation by any Acquired Company of any Legal Requirement or order applicable to any Acquired Company, or to which any Acquired Company is subject; (iii) require any consent under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of termination, amendment, cancellation, acceleration adverse to any Acquired Company, or other adverse change of any right or obligation or the loss of any benefit to which any Acquired Company is entitled, under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Company, in the case of each of clauses (ii), (iii) and (iv) except as would not have, individually or in the aggregate, a Material Adverse Effect and would not, or would reasonably not be expected to, materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

(b)    Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, Takeover Laws, the HSR Act and the applicable rules and regulations of the SEC and any national securities exchange, no Acquired Company is required to give notice to, make any filing with, or obtain any Consent from any Governmental Body in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not have, individually or in the aggregate, a Material Adverse Effect and would not, or would reasonably not be expected to, materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

Section 3.23.    Opinions of Financial Advisors. Each of Centerview Partners LLC and Lazard Frères & Co. LLC (collectively, the “Financial Advisors”) has rendered to the Board of Directors its oral opinion, to be confirmed by delivery of a written opinion, each to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, each of the Offer Price to be paid to the holders of Shares (other than Shares to be canceled pursuant to Sections 2.05(a)(i) and 2.05(a)(ii)) and the Merger Consideration to be paid to holders of Shares (other than Shares to be canceled pursuant to Sections 2.05(a)(i), 2.05(a)(ii), 2.05(a)(iii) and any Dissenting Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of each such opinion reasonably promptly after receipt thereof by or on behalf of the Company, it being expressly understood and agreed that each such opinion is for the benefit of the Board of Directors and may not be relied upon by Parent or Purchaser.

Section 3.24.    Brokers and Other Advisors. Except for the Financial Advisors, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage,

finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Article 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

Section 4.01.    Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Purchaser has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure has not had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.02.    Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

Section 4.03.    Authority; Binding Nature of Agreement. Parent and Purchaser each have the corporate power and authority to execute and deliver and to perform their respective obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

Section 4.04.    Non-Contravention; Consents.

(a)    Assuming compliance with the applicable provisions of the DGCL, the HSR Act and the applicable rules and regulations of the SEC and any national securities exchange, the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i)  cause a violation of any of the provisions of the certificate of incorporation or bylaws of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; (iii) require any consent under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of termination, amendment, cancellation, acceleration adverse to

Parent or Purchaser, or other adverse change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled, under any provision of any material Contract, or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of Parent or Purchaser, except in the case of clauses (ii), (iii) and (iv), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No vote of Parent’s or Purchaser’s stockholders is necessary to approve this Agreement or any of the Transactions (except in the case of Purchaser as has been obtained prior to the execution hereof).

Section 4.05.    Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.05 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

Section 4.06.    Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.07.    Funds. As of the Offer Acceptance Time, Parent will have available funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable pursuant to the terms hereof to holders of Company Options, Company RSUs and Company Warrants.

Section 4.08.    Ownership of Shares. Except for any Shares acquired in the Offer, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any Shares or any securities, Contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

Section 4.09.    Acknowledgement by Parent and Purchaser.

(a)    Parent and Purchaser each acknowledge that it and its Affiliates and Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company that it and its Affiliates and Representatives have desired or requested to review, and that it and its Affiliates and Representatives have had full opportunity to meet with management of the Company and to discuss the business and assets of the Acquired Companies. Parent and Purchaser (each for itself and on behalf of its Affiliates and Representatives) acknowledge that, except for the representations and warranties expressly set forth in Article 3, (1) none of the Acquired Companies or any of their Affiliates, stockholders or Representatives has made or is making any representations or warranties, express or implied, and (2) none of Parent or Purchaser is relying on or has relied on any representation, warranty or other statement made by any of the Acquired Companies or any of their Affiliates, stockholders or Representatives, in each case in clauses (1) and (2) above, regarding the subject matter of this Agreement, the Transactions, the Acquired Companies or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Acquired Companies, notwithstanding the delivery or disclosure to Parent, Purchaser or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Purchaser or any of their respective Affiliates or Representatives. Such representations and warranties by the Company in Article 3 constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory (including as to accuracy or completeness of any information) are specifically disclaimed by the Company.

(b)    In connection with the due diligence investigation of the Acquired Companies by Parent and Purchaser and their respective Affiliates or Representatives, Parent and Purchaser and their respective Affiliates and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Acquired Companies and their businesses and operations. Parent and Purchaser acknowledge (each for itself and on behalf of its Affiliates and Representatives) that (i) there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, (ii) Parent and Purchaser (each for itself and on behalf of its Affiliates and Representatives) are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business and strategic plans) except to the extent such information is expressly included in a representation or warranty contained in this Agreement and (iii) none of Parent, Purchaser, their respective Affiliates and Representatives will have any claim against the Company, or any of its Affiliates or Representatives, or any other Person with respect to any of the foregoing unless any such information is expressly included in a representation or warranty contained in this Agreement.

Section 4.10.    Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries.

Article 5
CERTAIN COVENANTS OF THE COMPANY

Section 5.01.    Access and Investigation.

(a)    During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause its Subsidiaries and Representatives to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company and its Subsidiaries and their respective Representatives, designated personnel and assets and to all existing books, records, documents and information relating to the Acquired Companies, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Companies and such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request (other than any books, records, documents and information relating to the negotiation and execution of this Agreement, or, except as expressly provided in Section 5.03 and Section 6.01, any Acquisition Proposal or relating to any deliberation of the Board of Directors or any duly authorized committee thereof regarding any Acquisition Proposal or Company Adverse Change Recommendation), in each case for any reasonable purpose related to the consummation of the Transactions; provided, however, that any such access shall be conducted at a reasonable time, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies. Any such access shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include invasive testing. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion and after notice to Parent (i)  jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), or (ii) contravene any applicable Legal Requirement or Contract (so long as the Company has reasonably cooperated with Parent to permit disclosure to the extent permitted by such Legal Requirement or party to such Contract); provided, however, in the case of clause (ii), that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company (after consultation with outside counsel)) be managed through the use of customary “clean room” arrangements pursuant to which non-employee Representatives of Parent could be provided access to such information. With respect to the information disclosed pursuant to this Section 5.01, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Mutual Non-Disclosure Agreement, dated as of December 15, 2022, between the Company and Parent (the “Confidentiality Agreement”). Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under the applicable Legal Requirements (including any COVID-19 Measures).

(b)    (i) Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (A) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (B) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction.

(ii)     (A) The Company shall give prompt notice to Parent of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had a Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely, and (B) Parent shall give prompt notice to the Company of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had a Parent Material Adverse Effect, or would reasonably be expected to make the satisfaction of any of the Offer Conditions impossible or unlikely.

(iii)     For the avoidance of doubt, the delivery of any notice pursuant to this Section 5.01(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not cause any Offer Condition or any of the conditions set forth in Article 7 to fail to be satisfied or give rise to any right to terminate under Article 8.

Section 5.02.    Operation of the Company’s Business. During the Pre-Closing Period, except (w) as expressly required by this Agreement or as required by applicable Legal Requirements or to the extent necessary to comply with any obligation under any Contracts made available to Parent on or prior to the date of this Agreement, (x) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) in the case of Section 5.02(a), Section 5.02(b)(v) and Section 5.02(b)(xi), in connection with any action taken, or omitted to be taken, pursuant to any COVID-19 Measures or which is otherwise taken, or omitted to be taken, in response to COVID-19 or any other pandemic, epidemic or disease outbreak, as determined by the Company in its reasonable discretion, or (z) as set forth in Section 5.02 of the Company Disclosure Schedule:

(a)    the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practice and (ii) preserve intact its material assets, properties, Contracts, licenses and business organization and to preserve satisfactory business relationships with licensors, licensees, lessors, Governmental Bodies and others having material business dealings with the Acquired Companies (provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.02(b) shall be deemed a breach of this Section 5.02(a) unless such action would constitute a breach of such other provision); and

(b)    the Company shall not (and shall cause its Subsidiaries not to):

(i)     (A) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its equity interests, or (B) repurchase, redeem or otherwise reacquire any of its equity interests, or any rights, warrants or options to acquire any of its equity interests or any restricted stock units, other than: (1) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof that have been delivered or made available to Parent) to purchase Shares held by a Company Associate in connection with the termination of such Person’s employment or engagement by the Company; (2) cancellation of Company Options, Company RSUs or Company Warrants (or Shares issued upon the exercise or vesting and settlement thereof) outstanding on the date hereof pursuant to the terms of any such Company Option, Company RSU or Company Warrant (in effect as of the date hereof) between the Company and a Company Associate or member of the Board of Directors upon termination of such Person’s employment or engagement by the Company; or (3) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options, Company RSUs or Company Warrants in accordance with the present terms of such Company Option, Company RSU or Company Warrant;

(ii)     split, combine, subdivide or reclassify any Shares or other equity interests;

(iii)     sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities, restricted stock unit, stock appreciation rights, incentive award measured based on the Shares or similar equity or equity-based awards with respect to any Acquired Company or right to acquire any capital stock, voting securities, equity interest or other security or (C) any instrument convertible into, exchangeable for or settled in any capital stock, voting securities, equity interest or other security (except that the Company may issue Shares as required to be issued upon (x) the exercise of Company Options outstanding as of the date of this Agreement in accordance with their terms, (y) the vesting or settlement of Company RSUs or (z) the exercise of Company Warrants outstanding as of the date of this Agreement in accordance with their terms);

(iv)     except as set forth in Section 2.08 or as required pursuant to an Employee Plan as in effect on the date of this Agreement or adopted or amended in compliance with this Agreement, establish, adopt, terminate or materially amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof) or any collective bargaining agreement or other labor agreement, or amend or waive any of its material rights under, or accelerate the payment or vesting of compensation or benefits under, any provision of any of the Employee Plans or grant any employee or director any material increase in compensation, bonuses or severance, retention or other payments or benefits (except that the Acquired Companies may amend any Employee Plan to the extent required by applicable Legal Requirements);

(v)     other than due to offers of employment or engagement made by any Acquired Company as of the date of this Agreement that has been made available to Parent, hire any employee or retain any consultant or promote any employee (other than non-executive employees in the ordinary course of business consistent with past practice and compensation generally consistent with similarly-situated employees);

(vi)     (A) commence, alone or with any third party, any clinical trial in respect of any Product Candidate, or (B) unless mandated by a Specified Governmental Body, discontinue, terminate or suspend any ongoing clinical or preclinical study;

(vii)     terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any applicable material Governmental Authorization;

(viii)     qualify any new site for manufacturing of any Product Candidate;

(ix)     amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents or amend or waive any provision of the Warrant Agreements;

(x)     form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture or clinical or commercial collaboration agreement or any other material collaboration, development, partnership or similar material arrangement or trigger or exercise any right of first negotiation under any collaboration, license or development agreement;

(xi)     make or authorize any capital expenditure (except that the Acquired Companies may make capital expenditures in the ordinary course of business consistent with past practice that do not exceed $750,000 individually or $1,500,000 in the aggregate);

(xii)     acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term and not capable of being extended), transfer or assign any material right or other material asset or property (except (A) non-exclusive licenses or sublicenses of Intellectual Property Rights in the ordinary course of business consistent with past practice, (B) entering into clinical trial agreements with respect to clinical trials that are ongoing as of the date of this Agreement, and material transfer agreements in the ordinary course of business consistent with past practice pursuant to which an Acquired Company solely and exclusively owns any and all Intellectual Property Rights conceived, developed or reduced to practice thereunder, in amounts not exceeding $750,000 individually or $1,500,000 in the aggregate, (C) pursuant to dispositions of obsolete, surplus or worn out assets or properties that are no longer useful in the conduct of the business of the Acquired Companies in amounts not exceeding $750,000 in the aggregate or (D) expirations of leases for Leased Real Property in accordance with the terms thereof);

(xiii)     lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness in excess of $150,000 (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto);

(xiv)     (A) other than in the ordinary course of business consistent with past practice, amend or modify in any material respect, or waive or release any material rights under or voluntarily terminate, any Material Contract, or (B) enter into any contract that would constitute a Material Contract if it were in effect on the date of this Agreement;

(xv)     except, in each case, as required by applicable Legal Requirements or as would not be material to the Company and its Subsidiaries, as a whole, (A) make any change to any accounting method or accounting period used for Tax purposes; (B) make, change or revoke any Tax election; (C) file a material amended Tax Return; (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of any state, local or non-U.S. Tax law) with any Governmental Body regarding any Tax liability or assessment; (E) request any letter ruling from the IRS (or any comparable ruling from any other taxing authority); (F) settle or compromise any audit, examination or Legal Proceeding relating to Taxes or surrender a right to a Tax refund; (G) waive or extend the statute of limitations with respect to any Tax or Tax Return (other than pursuant to customary extensions of the due date for filing a Tax Return); or (H) enter into any Tax allocation, indemnity or sharing agreement (other than customary gross-up or indemnification provisions in credit agreements, derivatives, leases, employment agreements and similar agreements entered into in the ordinary course of business consistent with past practice);

(xvi)     settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any settlement, release, waiver or compromise that (1) results solely in monetary obligations involving only the payment of monies by the Acquired Companies of not more than $500,000 in the aggregate (excluding monetary obligations that are funded by an insurance policy of the Acquired Companies), and (2) results in no other material non-monetary obligation of the Acquired Companies; provided, however that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of any Acquired Company against any Acquired Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.07 or Section 6.06, as applicable, and provided further the foregoing shall not permit any Acquired Company to settle, release, waive or compromise any Legal Proceeding or claim (x) that provides for the grant to any third party of a license or other grant by any Acquired Company of rights to any material Company IP or material Company Licensed IP or (y) that would impose any material restrictions or changes on the business or operations of, or the admission of wrongdoing by, any Acquired Company, or commence any material Legal Proceeding, other than in the ordinary course of business consistent with past practice;

(xvii)     enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xviii)     adopt or implement any stockholder rights plan (or similar plans or arrangements);

(xix)     adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Acquired Company; or

(xx)     authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xix) of this Section 5.02(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

Section 5.03.    No Solicitation.

(a)    Except as permitted by this Section 5.03, during the Pre-Closing Period, the Acquired Companies shall not, and shall cause their officers and directors not to, and shall use reasonable best efforts to cause their other Representatives not to, directly or indirectly, (i)  continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (other than discussions solely to clarify the terms and conditions of such proposal or offer), (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussion), (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or (D) take any action to exempt any Person (other than Parent and its Subsidiaries) from the restrictions on “business combinations” or any similar provision contained in applicable Takeover Laws or the Company’s organizational and other governing documents; (iii) subject to the fiduciary duties of the Board of Directors, waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or (iv) resolve or agree to do any of the foregoing. As promptly as reasonably practicable (and in any event within two (2) business days) following the date hereof, the Company shall discontinue electronic or physical data room access granted, and request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information or documents previously furnished to any Person (other than Parent, its Affiliates and their respective Representatives) that has made or has indicated an intention to make an Acquisition Proposal and all material incorporating such information created by any such Person.

(b)    If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time the Company or any of its Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the date of this Agreement and did not result from a material breach of this Section 5.03, and the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Offer and that the failure to take such action described in clauses (x) and (y) below would be inconsistent with its fiduciary duties under applicable Legal Requirements, then, notwithstanding anything in Section 5.03(a) to the contrary, the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Companies to the Person or group of Persons who has made such Acquisition Proposal, provided that the Company shall as promptly as practicable (and in any event within 36 hours) provide to Parent any non-public information concerning the Acquired Companies that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives; and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, in the case of clauses (x) and (y), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Board of Directors as provided for above.

(c)    During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 36 hours after knowledge of receipt by an executive officer or director of the Company) notify Parent orally and in writing if any proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Representatives and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or other agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 36 hours of any request by Parent for an update as to the status of any such material development, discussion or negotiation).

(d)    Nothing in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from disclosing to the stockholders of the Company any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or from taking and disclosing such other position or disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from taking any action necessary to comply with applicable Legal Requirements; provided, however, that, the Board of Directors shall not effect a Company Adverse Change Recommendation except in accordance with Section 6.01(b).

(e)    The Company agrees that in the event any of its Subsidiaries or any Representative of any Acquired Company acting on behalf of the Company takes any action that, if taken by the Company, would constitute a breach of this Section 5.03, the Company shall be deemed to be in breach of this Section 5.03.

Article 6
ADDITIONAL COVENANTS OF THE PARTIES

Section 6.01.    Company Board Recommendation.

(a)    Subject to Section 6.01(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.01(b), neither the Board of Directors nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal, (C) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within five (5) business days after a written request by Parent to do so (or, if earlier, by the close of business on the End Date), provided, that Parent may only make such request once with respect to any Acquisition Proposal (provided, that each time a Determination Notice is given Parent shall, subject to the following provision, be entitled to make a new such request); and provided, further, that the Company shall not be required to provide any such affirmation during the two or three business day periods, as applicable, following the giving of a Determination Notice, (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the End Date) or (E) fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 6.01:

(i)     if the Company has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel and its financial advisor, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that the Company and its Subsidiaries are not in breach of Section 5.03 in any material respect and in a manner that led to such Acquisition Proposal and subject to the other provisions of Section 8.01(e), the Company may terminate this Agreement pursuant to Section 8.01(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if: (A)  the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.01(e) at least three (3) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if requested in writing by Parent during such three business day period, shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.03(c), as well as a copy of any acquisition agreement with respect to such Acquisition Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company shall have given Parent the three business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel and its financial advisor, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer and that the failure to make the

Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.01(e) would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, taking and disclosing a position or otherwise making any disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or otherwise complying with applicable Legal Requirements shall not, in and of itself, be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.01. The provisions of this Section 6.01(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice (provided that for the purposes of such subsequent Determination Notice, all references to “three (3) business days” shall be deemed to be “two (2) business days”); and

(ii)     other than in connection with a Superior Offer (which shall be subject to Section 6.01(b)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least three (3) business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such three business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the three business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel and its financial advisor, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors under applicable Legal Requirements. The provisions of this Section 6.01(b)(ii) shall also apply to any material change to the facts and circumstances specified by the Company pursuant to clause (C)(1) above and require a new Determination Notice (provided that for the purposes of such subsequent Determination Notice, all references to “three (3) business days” shall be deemed to be “two (2) business days”).

Section 6.02.    Filings, Consents and Approvals.

(a)    The Parties agree to use their reasonable best efforts to take as promptly as reasonably practicable any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body, in each case with competent jurisdiction, so as to enable the Closing to occur in the most expeditious manner reasonably practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable and advisable all non-legally privileged information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act. Subject to the terms of this Section 6.02, the Parties shall use their respective reasonable best efforts to obtain from any Governmental Body all consents, approvals, authorizations or orders required to be obtained under the Antitrust Laws or to avoid the entry or enactment of any injunction or other order or decree relating to any Antitrust Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and execute and deliver any additional instruments necessary to consummate the Transactions. In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Affiliates to, proffer and agree to (i) sell, license, divest or dispose of or hold separate (through the establishment of a trust or otherwise) or agree to any other structural, behavioral or conduct remedy, before or after the Offer Acceptance Time or the Effective Time, any entities, businesses, divisions, operations, products or product lines, assets, Intellectual Property Rights or businesses of Parent, the Company (or any of their respective Subsidiaries or other Affiliates), and (ii) agree to any other restriction on the conduct of such businesses, in each case as may be necessary to avoid or eliminate each and every impediment under the Antitrust Laws that may be asserted by any Governmental Body with respect to the Transactions so as to enable the Closing to occur in the most expeditious manner reasonably practicable, but in no case later than the End Date; provided, however, that nothing in this Agreement shall require Parent or any of its Affiliates to agree to any such remedy or restriction if such actions would (w) materially and adversely affect the business of Parent and its Subsidiaries, taken as a whole following consummation of the Transactions, (x) require the sale, license, divestiture, disposal or holding separate of any portion of the business, operations, assets or product lines of Parent, Purchaser or any of their Affiliates, (y) require the sale, license, divestiture, disposal or holding separate of the Lead Product Candidate, or (z) require any other structural, behavioral or conduct remedy involving the Lead Product Candidate if, in the case of this clause (z), any such remedy would have a material adverse effect on the Company and its Subsidiaries, taken as a whole. Nothing in this Section 6.02 shall permit the Company to take any of the actions listed in (i) or (ii) above without Parent’s prior written consent or require Parent or the Acquired Companies to take or agree to take any of the actions listed in (i) or (ii) above unless the effectiveness of such action is conditioned upon the Closing. In furtherance and not in limitation of the foregoing, if any lawsuit or other proceeding, whether judicial or administrative, is brought or threatened to be brought challenging or seeking to restrain or prohibit the consummation of the Transactions under the Antitrust Laws, each of Parent, Purchaser, and the Company shall in good faith contest and resist any such action or proceeding to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents restrains, interferes with, hinders or delays in any material respect the consummation of the Transactions.

(b)    Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) as promptly as reasonably practicable (but no later than ten (10) business days after the date of this Agreement), make an appropriate filing of all Notification and Report forms as required by the HSR Act, with respect to the Transactions, and (ii) cooperate with each other in determining whether (and as promptly as reasonably practicable preparing and making if so required) any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c)    Without limiting the generality of anything contained in this Section 6.02, during the Pre-Closing Period, each of the Parties shall (i)  promptly cooperate in all respects and consult with each other in connection with any necessary, proper or advisable filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (iii) keep the other Parties informed in all material respects as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of, and wherever practicable give the other party reasonable advance notice of, and where permitted by the FTC, the DOJ or such other applicable other Governmental Body the opportunity to participate in, any communication to or from the FTC, DOJ or such other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (except that documents, including “4(c) and 4(d) documents” as that term is defined under the HSR Act, that contain valuation information can be redacted), (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any written analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other Party reasonable prior notice and permit authorized Representatives of the other Party to be present at each meeting or conference, including by telephone or videoconference, relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any request for additional information, documents or other materials received by any Party or any of their respective Subsidiaries from any Governmental Body in connection with the Transactions. Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act, or delay the consummation of the Transactions, or withdraw any notification filed under the HSR Act, without the prior written consent of the other Party.

(d)    During the Pre-Closing Period, the Company shall to the extent permissible under applicable Legal Requirements and reasonably practicable and where doing so would not reasonably be expected to impair or adversely affect the Company, any of its plans with respect to the Product Candidates or its ability to interact with any Governmental Body consistent with companies at similar stages of development in the pharmaceutical industry (in each case as determined in good faith by the Company) (i) offer Parent the opportunity to consult with the Acquired Companies prior to any proposed material meeting or other material communication with the FDA, EMA, the Centers for Medicare & Medicaid Services (“CMS”) or any other Specified Governmental Body relating to any Product Candidate or material Governmental Authorization (it being understood that in no event shall the Company be required to delay or modify any of its actions as a result of this Section 6.02(d)), (ii) promptly inform Parent of, and provide Parent with a reasonable opportunity to review, in advance, any material filing proposed to be made by or on behalf of any Acquired Company, and any material correspondence or other material communication proposed to be submitted or otherwise transmitted to the FDA, EMA,

CMS or any other Specified Governmental Body by or on behalf of any Acquired Company, in each case relating to any Product Candidate or material Governmental Authorization (it being understood that in no event shall the Acquired Companies be required to delay any such filings, correspondence or communication), (iii) keep Parent reasonably informed of any material communication (written or oral) with or from the FDA, EMA, CMS or any other Specified Governmental Body or relating to any Product Candidate or Governmental Authorization and (iv) promptly inform Parent and provide Parent with a reasonable opportunity (but no more than two (2) business days, to the extent practicable) to comment, in each case, prior to making any material change to any study protocol, adding any new trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating, or making any material change to, commercialization and reimbursement activities or materials (including promotional and marketing activities and materials) relating to any Product Candidate. The Company shall promptly notify Parent of any significant data relating to any Product Candidate, including information related to any significant adverse events with respect to any Product Candidate, in each case which it discovers after the date hereof.

(e)    Neither Party shall enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to (i)  obtain the expiration or termination of the waiting period under the HSR Act, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the Transactions, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Bodies necessary for the consummation of the Transactions.

(f)     Subject to the requirements of Section 6.02(c), Parent shall (i) control the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, orders and other confirmations from any Governmental Body in connection with the Transactions, and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Body in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, any Governmental Body relating to the Transactions and of all other regulatory matters incidental thereto.

Section 6.03.    Employee Benefits.

(a)    Except as otherwise set forth in Section 6.03(a) of the Company Disclosure Schedules, for a period commencing at the Effective Time and ending on the last day of the calendar year in which the Closing occurs, Parent shall provide, or cause to be provided, to each individual who is employed by any Acquired Company as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any Affiliate thereof) during such period (a “Continuing Employee”), (i) base salary or base wage rate that are no less favorable than that in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable than those set forth in Section 6.03(a) of the Company Disclosure Schedule and (iii) other employee benefits (other than severance, incentive compensation, equity compensation, retention or non-recurring payments or benefits, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans (the “Excluded Benefits”)) that are no less favorable in the aggregate than those provided in the aggregate (excluding the Excluded Benefits) to such Continuing Employee by the Acquired Companies immediately prior to the Effective Time.

(b)    Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the health and welfare benefit plans of the Company immediately prior to the Effective Time); provided, however, that (i)  nothing in this Section 6.03 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate, in accordance with its terms, any such health or welfare benefit plan at any time, subject to the requirements set forth in Section 6.03(a), and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan (upon expiration of any appropriate transition period), then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s (or an Affiliate’s) health and welfare benefit plans. To the extent that service is relevant under any benefit plan of Parent or an Affiliate or the Surviving Corporation, then Parent shall ensure that such benefit plan (except for the Excluded Benefits or as would result in any duplication of benefits) shall credit Continuing Employees for service prior to the Effective Time with the Acquired Companies and their Affiliates or their respective predecessors; provided, that, if such benefit plan replaces a benefit plan of an Acquired Company that recognized service for the same purpose, such service will be recognized to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of an Acquired Company; provided, further, that, if any Continuing Employee experiences a break in service from the Company on or following the Effective Time, and such Continuing Employee commences employment with Parent or one of its Subsidiaries follows such break in service, then this Section 6.03(b) shall not apply.

(c)    To the extent permitted under applicable Legal Requirements, with respect to any employee benefit plans maintained for the benefit of the Continuing Employees following the Effective Time, Parent shall, and shall cause the Surviving Corporation, any of its Affiliates and any successor thereto to use commercially reasonable efforts to (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived or satisfied under comparable plans of the Company or its Subsidiaries, and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such employees during the calendar year in which the Effective Time occurs under similar plans maintained by the Company or its Subsidiaries; provided that, if any Continuing Employee experiences a break in service from the Company on or following the Effective Time, and such Continuing Employee commences employment with Parent or one of its Subsidiaries following such break in service, then this Section 6.03(c) shall not apply.

(d)    As soon as reasonably practicable (and in any event not later than ten (10) days) following the date of this Agreement, the Company shall make available to Parent an updated detailed set of calculations (together with all relevant backup data) reflecting the potential impact of Section 280G of the Code with respect to each Person who could be entitled to any payment or benefit in connection with the Transactions (either alone or in combination with other events or circumstances) which could potentially constitute a “parachute payment” under Section 280G of the Code.

(e)    To the extent requested in writing by Parent at least ten (10) days prior to the Effective Time, the Company shall take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to the Effective Time but contingent on the occurrence of the Closing. If the Company terminates the Company’s 401(k) plan in accordance with the preceding sentence, (1) prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company’s 401(k) plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each

Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, or notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) plan to the Parent 401(k) Plan and (2) each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.03(b)); it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(f)     For each Continuing Employee who is eligible to receive an annual cash bonus, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to pay to such Continuing Employee a cash amount in respect of such annual bonus for the year in which the Closing Date occurs in accordance with Section 6.03(f) of the Company Disclosure Schedule.

(g)    Without limiting the generality of Section 6.03(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and their respective Subsidiaries to, honor in accordance with their terms all the Employee Plans as in effect at the Effective Time. For the purposes of the Employee Plans set forth in Section 6.03(g) of the Company Disclosure Schedule, Parent and the Company hereby acknowledge that the consummation of the Transactions constitutes a “change in control”, “change of control” or other term of similar import for purposes of any Employee Plan that contains a definition of “change in control”, “change of control” or other term of similar import, as applicable.

(h)    The provisions of this Section 6.03 are solely for the benefit of the Parties, and no provision of this Section 6.03 is, express or implied, intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan or other agreement, arrangement or Contract, including any Employee Plan, for purposes of ERISA or otherwise. No current or former employee, officer, director, independent contractor or other service provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof, and, without limiting the generality of Section 9.07, nothing in this Section 6.03 shall create any right in any current or former employee, officer, director, independent contractor or other service provider or any other Person to any continued employment or engagement with the Acquired Companies, Parent or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever, and each current employee’s and officer’s relationship remains at-will.

Section 6.04.    [Reserved].

Section 6.05.    Indemnification of Officers and Directors.

(a)    Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of the Acquired Companies under the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Companies, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Person (as defined below), and Parent shall cause the Acquired Companies to perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the

Surviving Corporation agrees that it will, pursuant to the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Companies, in each case as in effect on the date of this Agreement, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from Parent, the Surviving Corporation or its Subsidiaries, as applicable, in accordance with the organizational documents, in each case as in effect on the date of this Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Surviving Corporation’s or any of its Subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) Parent, the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

(b)    For a period of six years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.05(b) it shall obtain as much comparable insurance as possible for the years within such six year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date, the Company may, and if requested by Parent the Company shall use reasonable best efforts to, purchase a “tail” directors’ and officers’ liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Acquired

Companies with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c)    In the event that any Acquired Company or any of its respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, such Acquired Company, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Company assume the obligations set forth in this Section 6.05.

(d)    The provisions of this Section 6.05 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. This Section 6.05 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 6.06.    Stockholder Litigation. In the event that any litigation related to this Agreement, the Offer, the Merger or the other Transactions is brought by any stockholder or other holder of Acquired Company securities (whether directly or on behalf of the Acquired Companies or otherwise) against any Acquired Company and/or its directors or officers, the Company shall promptly notify Parent and shall keep Parent reasonably and promptly informed of any material developments with respect to such litigation. The Company shall give Parent the (a) opportunity to participate in the defense of any such litigation, (b) right to review and comment on all material filings or responses to be made by any Acquired Company in connection with such litigation (and shall give due consideration to Parent’s comments and other advice with respect to such litigation) and (c) right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that the Company shall otherwise control the defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.01, including regarding attorney-client privilege or other applicable legal privilege.

Section 6.07.    Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.02(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use commercially reasonable efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions to the extent requested in writing by Parent, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent; provided, however, each of the Parties acknowledges and agrees that obtaining any such consent or approval shall not, in and of itself, be a condition to the Offer or the Merger and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such

Party. Notwithstanding anything in this Section 6.07 to the contrary, neither Parent, the Company nor any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain any third party consents.

Section 6.08.    Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements substantially reiterate (and are not inconsistent with) previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and consulting with the other Party with respect to the content thereof, issue any such press release or make any such public announcement or statement that, after consultation with outside legal counsel, is determined to be required by Legal Requirement; (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.03(d); and (d) neither Party need consult with the other in connection with such portion of any press release, public statement or filing to be issued with respect to any Acquisition Proposal or Company Adverse Change Recommendation (but without limiting the Company’s obligations under Section 5.03 or Section 6.01).

Section 6.09.    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 6.10.    Section 16 Matters. The Company, and the Board of Directors (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options and Company RSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11.    Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, any Acquired Company or their respective Affiliates and any of the officers, directors or employees of the Acquired Companies that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its Affiliates entering into any such arrangement with any of the officers, directors or employees of the Acquired Companies, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this Section 6.11.

Section 6.12.    Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Article 7
CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Legal Requirements, waiver as of the Closing of each of the following conditions:

Section 7.01.    No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction in any jurisdiction in which Parent or the Company has material business operations, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body in any jurisdiction in which Parent or the Company has material business operations which prohibits or makes illegal the consummation of the Merger.

Section 7.02.    Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

Article 8
TERMINATION

Section 8.01.    Termination. This Agreement may be terminated prior to the Offer Acceptance Time:

(a)    by mutual written consent of Parent and the Company;

(b)    by either Parent or the Company, if the Closing shall not have occurred on or prior to midnight Eastern Time, on August 12, 2024 (the “End Date”); provided, however, that in the case of this Section 8.01(b), (i)  (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of any Antitrust Law) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended to November 12, 2024 (and all references to the End Date herein and in Annex I shall be as so extended) and (y) if on the End Date (as extended by subclause (x) of this proviso) all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of any Antitrust Law) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended to February 13, 2025 (and all references to the End Date herein and in Annex I shall be as so extended) and (ii) the right to terminate this Agreement pursuant to this Section 8.01(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c)    by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, injunction, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in such final and nonappealable order, injunction, decree, ruling or other action or that has failed to comply with its obligations under Section 6.02 with respect to the removal of such order, injunction, decree, ruling or other action;

(d)    by Parent, if the Board of Directors shall have effected a Company Adverse Change Recommendation;

(e)    by the Company, if the Board of Directors has made a Company Adverse Change Recommendation in order to accept a Superior Offer and concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction for a Superior Offer (a “Specified Agreement”); provided that (i)  the Company and the Board of Directors shall have complied with Section 6.01(b) with respect to such Superior Offer and (ii) the Company shall have paid the Termination Fee immediately before or simultaneously with and as a condition to such termination;

(f)     by Parent, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within forty-five (45) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(g)    by the Company, if (i)  a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Offer and the Merger by the End Date and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within forty-five (45) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder or (ii) Purchaser fails to commence the

Offer on or prior to the 10th business day following the date of this Agreement or if Purchaser fails to (x) accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.01(h) following the expiration of the Offer, (y) purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.01(h) following the Offer Acceptance Time, or (z) otherwise consummate the Offer in accordance with the terms of this Agreement.

Section 8.02.    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.02(b), the penultimate sentence of Section 5.01(a), this Section 8.02, Section 8.03 and Article 9 (other than Section 9.05(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) except as set forth in Section 8.03, the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement prior to termination (which liability the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include damages based on loss of the economic benefit of the Transactions to Parent or to the Company and the stockholders of the Company (in each case, taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money)).

Section 8.03.    Expenses; Termination Fees.

(a)    Except as set forth in this Section 8.03, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)    In the event that:

(i)     this Agreement is terminated by the Company pursuant to Section 8.01(e), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds prior to or simultaneously with (and as a condition to the effectiveness of) such termination;

(ii)     this Agreement is terminated by Parent pursuant to Section 8.01(d), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds within one business day after such termination; or

(iii)     (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to Section 8.01(b)(ii)) or by Parent pursuant to Section 8.01(f) resulting from a willful and material breach of Section 5.03 or Section 6.01, (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or such Acquisition Proposal has otherwise been communicated to the Board of Directors or the Company’s stockholders and shall have become publicly known, after the date hereof and prior to such termination, and such

Acquisition Proposal has not been unconditionally withdrawn prior to such termination and (z) within twelve (12) months of such termination, the Company consummates any Acquisition Proposal (regardless of when made) or the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal, which shall have been consummated (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds prior to the consummation of such Acquisition Proposal.

(c)    It is understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $151,600,000. In any circumstance in which the Termination Fee becomes due and payable and is paid by the Company in accordance with this Section 8.03, the Termination Fee shall be deemed to be liquidated damages for, and the sole and exclusive monetary remedy available to Parent and Purchaser in connection with, any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (collectively, “Parent Related Parties”) (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination. For the avoidance of doubt, Parent and Purchaser may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.05 or the payment of the Termination Fee pursuant to this Section 8.03, but in no event shall Parent or Purchaser be entitled to both (i) specific performance to cause the Company to consummate the Transactions in accordance with Section 9.05 and (ii) the payment of the Termination Fee pursuant to this Section 8.03.

(d)    Parent’s right to receive payment from the Company of the Termination Fee and any other payments pursuant to Section 8.03 shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(e)    The Parties acknowledge (i) that the agreements contained in this Section 8.03 are an integral part of the Transactions, (ii) that the Termination Fee is not a penalty, but a reasonable amount that will compensate Parent and Purchaser in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.03(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Article 9
MISCELLANEOUS PROVISIONS

Section 9.01.    Amendment. Prior to the Offer Acceptance Time, this Agreement may be amended with the approval of the Boards of Directors and the respective boards of directors of Parent and Purchaser at any time; provided that, following the consummation of the Offer, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. The Parties specifically acknowledge and agree that, at any time on or after the date of this Agreement and prior to any valid termination of this Agreement pursuant to Article 8, the Board of Directors, on the one hand, and the respective boards of directors of Parent and Purchaser, on the other hand, may mutually agree to approve an amendment of any provision of Section 8.02 and Section 9.07(c) in accordance with this Section 9.01.

Section 9.02.    Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Offer Acceptance Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by any Legal Requirement except to the extent set forth in Section 8.03(d).

Section 9.03.    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

Section 9.04.    Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. The Confidentiality Agreement shall survive the execution and delivery of this Agreement except that the restrictions on disclosure (to the extent to be included in SEC filings in connection with the Transactions) in the Confidentiality Agreement shall terminate immediately following the execution and delivery of this Agreement solely for purposes of permitting the actions contemplated hereby to be consummated. This Agreement may be executed in one or more counterparts, including by DocuSign, facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 9.05.    Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Any claim arising out of or relating to this Agreement or the Transactions (whether based in contract, tort or otherwise), including, including any counterclaim, arising out of or relating to this Agreement or the Transactions or the actions of any Party in the negotiation, administration, performance and enforcement hereof or thereof, shall be governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions, each of the Parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); (ii) agrees not to attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court; (iii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.09; (iv) agrees not to commence any such action or proceeding except in the Delaware Courts; (v) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (vi) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (vii) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. Each Party agrees that service of process upon such Party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.09. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i)  the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.05(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The right to specific enforcement hereunder shall include the right of the Company, on behalf of itself and any third party beneficiaries to this Agreement, to cause Parent and Purchaser to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.05(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)    EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.05.

Section 9.06.    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided further, however, that Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Delaware corporate Subsidiary of Parent to act as Purchaser, in which event all references to Purchaser in this Agreement shall be deemed references to such other Subsidiary; provided such assignment shall not impede or delay the consummation of the Transactions or relieve Parent of its obligations hereunder.

Section 9.07.    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i)  the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Article 1 or Article 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options, Company RSUs and Company Warrants to receive the applicable consideration to which such holders shall become entitled pursuant to Section 2.08 and Section 2.10, respectively; (b) the provisions set forth in Section 6.05 with respect to the Persons referred to therein; and (c) following the valid termination of this Agreement pursuant to Article 8, subject to Section 8.02 and the last sentence of this Section 9.07, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third party beneficiaries hereunder solely to the extent necessary for this clause (c) to be enforceable), to pursue any damages (including damages based on loss of the economic benefit of the Transactions to the stockholders of the Company). Notwithstanding anything herein to the contrary, the rights granted pursuant to Section 9.07(c) and the provisions of Section 8.02 with respect to the recovery of damages based on the losses suffered by the stockholders of the Company (including the loss of the economic benefit of the Transactions to the stockholders of the Company) shall only be enforceable on behalf of the stockholders of the Company by the Company in its sole and absolute discretion, as the sole and exclusive agent for the stockholders of the Company (which stockholders shall not be entitled to pursue such enforcement on their own behalf); provided that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (i) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to Section 9.07(c) and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

Section 9.08.    Transfer Taxes. Except as otherwise provided in Section 2.06(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares, expressly excluding any such Taxes imposed on the holders of Shares. The Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to such Taxes.

Section 9.09.    Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) business days after being sent by registered mail or by courier or express delivery service, or (c) upon confirmation of successful transmission if sent by email followed up within one business day by dispatch pursuant to one of the other methods described herein; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Gilead Sciences, Inc.
333 Lakeside Drive

Foster City, CA 94404

Attention: General Counsel
Email: generalcounsel@gilead.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025
Attention: Paul S. Scrivano
Email: paul.scrivano@davispolk.com

and

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Cheryl Chan
Email: cheryl.chan@davispolk.com

if to the Company (prior to the Effective Time):

CymaBay Therapeutics, Inc.
7601 Dumbarton Circle

Fremont, CA 94555

Attention: Paul Quinlan
Email: pquinlan@cymabay.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019
Attention: Richard Hall; Matthew L. Ploszek
Email: rhall@cravath.com; mploszek@cravath.com

Section 9.10.    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

Section 9.11.    Obligation of Parent. Parent shall ensure that Purchaser duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 9.12.    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The Parties have participated jointly in the negotiation and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(d)    The words “made available to Parent” and words of similar import refer to documents (i) posted to the “Project Spice” electronic data room hosted on Venue by Donnelley Financial Solutions on behalf of the Company prior to 7:15 a.m. Eastern Time on the date hereof or (ii) delivered by the Company or its Representatives prior to 7:15 a.m. Eastern Time on the date hereof in person or electronically to Parent or Purchaser or their respective Representatives.

(e)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(f)     The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g)    The term “dollars” and character “$” shall mean United States dollars.

(h)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified. Except with respect to Section 9.12(d), if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action may be deferred until the next business day.

(i)     All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

(j)     All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined herein.

(k)    References herein to any statute includes all rules and regulations promulgated thereunder.

(l)     Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

CYMABAY THERAPEUTICS, INC.
By:	/s/ Sujal Shah
Name: Sujal Shah
Title: CEO

[Signature Page to Agreement and Plan of Merger]

GILEAD SCIENCES, INC.
By:	/s/ Daniel O’Day
Name: Daniel O’Day
Title: Chairman & CEO

[Signature Page to Agreement and Plan of Merger]

PACIFIC MERGER SUB, INC.
By:	/s/ Andrew Dickinson
Name: Andrew Dickinson
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that is (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement that (i) contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal) and (ii) does not prohibit the Company from providing any information to Parent in accordance with Section 5.03.

“Acquired Companies” shall mean the Company and each of its Subsidiaries.

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (i) acquisition or license of assets of the Acquired Companies equal to 20% or more of the Acquired Companies’ consolidated assets, (ii) acquisition or exclusive license of the Product Candidates, (iii) issuance or acquisition of 20% or more of the outstanding Company Common Stock or 20% or more of any class of equity securities of one or more Acquired Companies whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Acquired Companies, (iv) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or 20% or more of any class of equity securities of one or more Acquired Companies whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Acquired Companies or (v) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or 20% or more of any class of equity securities of one or more Acquired Companies whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Acquired Companies, in each case other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” is defined in the preamble to the Agreement.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Exhibit A - 1

“Antitrust Laws” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, all applicable foreign antitrust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Board of Directors” is defined in Recital (C) to the Agreement.

“business day” has the meaning set forth in Rule 14d-1(g)(3) of the Exchange Act; provided, however, that any day on which banks in the City of New York are authorized or required by Legal Requirements to be closed shall not be a “business day”.

“Capitalization Date” is defined in Section 3.03(a) of the Agreement.

“Change of Control Payment” is defined in Section 3.10(a)(vii) of the Agreement.

“Closing” is defined in Section 2.03(a) of the Agreement.

“Closing Date” is defined in Section 2.03(a) of the Agreement.

“CMS” is defined in Section 6.02(d) of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Collaboration Partner” is defined in Section 3.13(b) of the Agreement.

“Company” is defined in the preamble to the Agreement.

“Company Adverse Change Recommendation” is defined in Section 6.01(a) of the Agreement.

“Company Associate” shall mean each current and former officer or other employee, or individual who is or was at any time an independent contractor, consultant or director, of or to any Acquired Company.

“Company Board Recommendation” is defined in Recital (C) of the Agreement.

“Company Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.

“Company Disclosure Documents” is defined in Section 3.05(g) of the Agreement.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

“Company Equity Plans” shall mean the CymaBay Therapeutics, Inc. 2013 Equity Incentive Plan, the CymaBay Therapeutics, Inc. 2023 Equity Incentive Plan and the CymaBay Therapeutics, Inc. 2020 New Hire Plan.

Exhibit A - 2

“Company IP” shall mean any and all Intellectual Property Rights owned or purported to be owned by any Acquired Company.

“Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by any Acquired Company or licensed or leased by any Acquired Company (excluding any public networks).

“Company Licensed IP” shall mean any and all Intellectual Property Rights owned by a third party and exclusively licensed to any Acquired Company for a Product Candidate.

“Company Options” shall mean all options (including incentive awards treated as stock appreciation rights) to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

“Company Preferred Stock” shall mean the preferred stock, $0.0001 par value per share, of the Company.

“Company Related Parties” is defined in Section 8.03(d) of the Agreement.

“Company Returns” is defined in Section 3.16(a) of the Agreement.

“Company RSUs” means all awards of restricted stock units with respect to Company Common Stock.

“Company Transfer Agent” is defined in Section 2.06(b)(i) of the Agreement.

“Company SEC Documents” is defined in Section 3.05 of the Agreement.

“Company Warrants” means the warrants to purchase (i) 2,500,000 shares of Company Common Stock, sold at a price of $3.9999 per share in November 2021, (ii) 2,142,857 shares of Company Common Stock, sold at a price of $6.9999 per share in January 2023 and (iii) 583,771 shares of Company Common Stock, sold at a price of $17.1299 per share in September 2023, in each case, as evidenced by the applicable Warrant Agreement.

“Confidentiality Agreement” is defined in Section 5.01(a) of the Agreement.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

“Continuing Employees” is defined in Section 6.03 of the Agreement.

“Contract” shall mean any written binding agreement, contract, subcontract, lease, settlement agreement, understanding, instrument, loan, credit agreement, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking, but shall not include any Employee Plan.

“Copyrights” is defined in the definition of Intellectual Property Rights.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

Exhibit A - 3

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester or any other Legal Requirement, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Body in connection with or in response to COVID-19.

“Data Breach” is defined in Section 3.09(l) of the Agreement.

“Delaware Courts” is defined in Section 9.05(a) of the Agreement.

“Depository Agent” is defined in Section 2.06(a) of the Agreement.

“Determination Notice” is defined in Section 6.01(b)(i) of the Agreement.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Dissenting Shares” is defined in Section 2.07 of the Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“DTC” is defined in Section 2.06(b)(ii) of this Agreement.

“Effective Time” is defined in Section 2.03(b) of the Agreement.

“EMA” is defined in Section 3.13(a) of the Agreement.

“Employee Plan” shall mean each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity and equity-linked compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance, disability, paid time off and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA (whether or not subject to ERISA)); each profit sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA (whether or not subject to ERISA)); each employment, consulting, termination, severance, change in control, retention or similar agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by any Acquired Company or by any trade or business, whether or not incorporated, that together with any Acquired Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code (an “ERISA Affiliate”), or to which an Acquired Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former employee or other individual service provider of any Acquired Company or to which any Acquired Company or any of its ERISA Affiliates has any direct or indirect liability.

“Encumbrance” shall mean any lien, pledge, charge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or similar restriction of any nature.

“End Date” is defined in Section 8.01(b) of the Agreement.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company

Exhibit A - 4

(including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of worker health (as relates to exposure to hazardous or toxic materials) or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, Releases or threatened Releases of hazardous or toxic materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous or toxic materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” is defined in the definition of Employee Plan.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expiration Date” is defined in Section 1.01(c) of the Agreement.

“Extension Deadline” is defined in Section 1.01(c) of the Agreement.

“FDA” shall mean the United States Food and Drug Administration.

“FDCA” shall mean the Federal Food, Drug and Cosmetic Act, as amended, and all related rules, regulations and guidelines.

“Financial Advisors” is defined in Section 3.23 of the Agreement.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.05 of the Agreement.

“Good Clinical Practices” shall mean the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54 and 56, and all comparable standards of the EMA and any other applicable Governmental Body or other Entity with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products.

“Good Laboratory Practices” shall mean the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and all comparable standards of the EMA and any other applicable Governmental Body or other Entity with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products.

“Good Manufacturing Practices” shall mean the FDA’s standards for manufacturing pharmaceutical products, including those standards contained in 21 C.F.R. Parts 210 and 211, and all comparable ex-U.S. Legal Requirements, including standards of the EMA and any other

Exhibit A - 5

applicable Governmental Body or other Entity with authority over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products.

“Governmental Authorization” shall mean any: permit, license, certificate, approval, consent, grant, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (iii) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, hazardous substance, hazardous waste, asbestos, mold, radioactive material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum-derived substance or waste.

“Health Care Data Requirements” is defined in Section 3.13(h) of the Agreement.

“Health Care Laws” shall mean all health care Legal Requirements applicable to the pricing, reimbursement, safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, import, export or distribution of pharmaceutical products or otherwise applicable to the operation of the Acquired Companies’ businesses as currently conducted and as contemplated by the Acquired Companies to be conducted, including (i) the FDCA and the regulations promulgated thereunder, including, as applicable, those requirements relating to the FDA’s current Good Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market new pharmaceutical or biological products; (ii) the Clinical Laboratory Improvement Amendments of 1988; (iii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto; (iv) the U.S. Patient Protection and Affordable Care Act, (v) the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); (vi) healthcare fraud and abuse laws, including but not limited to federal and state anti-kickback laws (including the federal Anti-Kickback Statute (42 U.S.C. § 1320-7(b))), the federal Beneficiary Anti-Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)), the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a and 1320a-8), the U.S. Federal False Claims Act (31 U.S.C. § 3729 et seq.), and, with respect to each of the foregoing, similar state or local statutes or regulations); (vii) the Stark Law (42 U.S.C. § 1395nn); (viii) Legal Requirements governing the development, conduct, monitoring, patient informed consent, auditing, analysis and reporting of clinical trials (including the Good Clinical Practice regulations and guidance of the FDA); (ix) Legal Requirements governing data gathering activities relating to the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations and guidance of FDA and the International Conference on Harmonization); (x) the federal Medicare and Medicaid statutes, as applicable; (xi) any Legal Requirement the violation of which is cause for exclusion from any federal health care program, as such term is defined at 42 U.S.C. § 1320a-7b(f); and (xii) all comparable state, federal or ex-U.S. Legal Requirements relating to any of the foregoing.

Exhibit A - 6

“HIPAA” is defined in Section 3.13(h) of the Agreement.

“HITECH” is defined in Section 3.13(h) of the Agreement.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-bound License” shall mean any and all Contracts to which any Acquired Company is a party, or by which it is bound, pursuant to which any Acquired Company is granted any license, non-assert, option, or other right to use, register, or enforce in or under any Intellectual Property Rights that are material to the operation of the business of the Acquired Companies, and that remains in effect as of the date of this Agreement. Notwithstanding the foregoing, “In-bound License” excludes agreements (and such agreement are deemed not material) entered into in the ordinary course of business consistent with past practice, such as personnel agreements, licenses to IT, ERP or accounting systems, and commercially available software agreements, clinical trial agreements and material transfer agreements.

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including all liabilities under any lease which has been recorded as a capital lease, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than any Acquired Company, (iii) any obligations in respect of letters of credit (including standby and commercial) and bankers’ acceptances (other than letters of credit used as security for leases), bank guarantees, surety bonds and similar instruments, in each case to the extent drawn upon, including the principal, interest and fees owing thereon, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or deferred purchase price of property or services (other than trade accounts payable in the ordinary course), (v) net obligations of any interest rate, swap, currency swap, forward currency or interest rate Contracts or other interest rate or currency hedging arrangements, or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than any Acquired Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice); provided, however, that no agreements, understandings or other arrangements exclusively by and between the Company and its wholly owned Subsidiaries shall be deemed to be Indebtedness for purposes of this Agreement.

“Indemnified Persons” is defined in Section 6.05(a) of the Agreement.

“Initial Expiration Date” is defined in Section 1.01(c) of the Agreement.

“Intellectual Property Rights” shall mean all intellectual property rights of every kind and description throughout the world, including the rights associated with all U.S. and foreign (i) patents, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, domain names, URLs, social media addresses, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (iii) copyrights in copyrightable subject matter (“Copyrights”), (iv) trade secrets or rights in confidential information or know-how (“Trade Secrets”) and (v) all applications and registrations for any of the foregoing.

Exhibit A - 7

“Intervening Event” shall mean an event, occurrence, fact or change that materially affects the business, assets or operations of the Acquired Companies (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company) occurring or arising after the date hereof that was not known or reasonably foreseeable to the Board of Directors as of the date hereof, which event, occurrence, fact or change becomes known to the Board of Directors prior to the Offer Acceptance Time, other than (i) changes in the Company Common Stock price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) any Acquisition Proposal or (iii) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

“IRS” shall mean the Internal Revenue Service.

“knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers.

“Lead Product Candidate” shall mean (i) seladelpar, and (ii) any esters, ethers, salts, free acids, free bases, prodrugs, hydrates, solvates, anhydrides, co-crystals, polymorphs, stereoisomers, enantiomers, chelates, metabolites and other derivatives thereof (whether in crystal or amorphous form).

“Leased Real Property” is defined in Section 3.08(b) of the Agreement.

“Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration or any administrative proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, supranational, or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ or other stock exchange).

“Licensed Registered IP” shall mean all Registered IP included in the Company Licensed IP.

“Material Adverse Effect” shall mean any change, circumstance, condition, development, effect, event, occurrence or state of facts which, individually or when taken together with all other events, occurrences, circumstances, changes, conditions, states of facts, developments or effects that have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Companies, taken as a whole; provided, however, that no change, circumstance, condition, development, effect, event, occurrence or state of facts to the extent resulting from or relating to any of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that

Exhibit A - 8

the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the negotiation, execution, announcement, pendency or performance of this Agreement or the consummation of the Transactions, in each case of the foregoing including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors or partners, or any litigation arising from allegations of breach of fiduciary duty relating to this Agreement or the Transactions, in each case of the foregoing other than for purposes of any representation or warranty contained in Section 3.22 and the condition set forth in clause (b)(iv) of Annex I solely as such condition relates to Section 3.22, but in any event subject to the disclosures set forth in the Company Disclosure Schedule; (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Companies operate, or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency or interest rates; (v) any change, circumstance, condition, development, effect, event, occurrence or state of facts arising directly or indirectly from or otherwise relating to any act of terrorism (including cyber-terrorism), war (whether or not declared), national or international calamity, natural disaster, pandemic, epidemic or disease outbreak (including COVID-19) or any other similar event; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising from or otherwise relating to (x) any action taken or omitted to be taken by the Company at the written direction of Parent or where the Company has requested Parent’s consent in accordance with Section 5.02 and Parent has unreasonably withheld, conditioned or delayed such consent or (y) compliance with Section 6.02; (viii) any change, circumstance, condition, development, effect, event, occurrence or state of facts arising directly or indirectly from or otherwise relating to a change in, or action taken required to comply with any change in any Legal Requirement (including COVID-19 Measures) or GAAP; (ix) any event, occurrence, circumstance, change or effect resulting or arising from the identity Parent or Purchaser as the acquiror of the Company; (x) any regulatory, clinical or manufacturing events, occurrences, circumstances, changes, effects or developments relating to any Product Candidate, in each case, not involving any wrongdoing by any Acquired Company or any of their respective Affiliates or Representatives, or with respect to any product of any competitor of the Company (including, in each case, for the avoidance of doubt, with respect to any pre-clinical or clinical studies, tests or results or announcements thereof, any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations, and as set forth in Schedule A of the Company Disclosure Schedule); provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; provided that, any change, circumstance, condition, development, effect, event, occurrence or state of facts referred to in the foregoing clauses (iii), (iv), (v) and (viii) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such change, circumstance, condition, development, effect, event, occurrence or state of facts disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

“Material Contract” is defined in Section 3.10 of the Agreement.

“Maximum Amount” is defined in Section 6.05(b) of the Agreement.

Exhibit A - 9

“Merger” is defined in Recital (B) of the Agreement.

“Merger Consideration” is defined in Section 2.05(a)(iv) of the Agreement.

“Minimum Condition” is defined in Annex I to the Agreement.

“NASDAQ” shall mean Nasdaq Stock Market LLC.

“Offer” is defined in Recital (A) of the Agreement.

“Offer Acceptance Time” is defined in Section 1.01(h) of the Agreement.

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.01(b) of the Agreement.

“Offer Documents” is defined in Section 1.01(e) of the Agreement.

“Offer Price” is defined in Recital (A) of the Agreement.

“Offer to Purchase” is defined in Section 1.01(b) of the Agreement.

“Out-bound License” shall mean any and all Contracts to which any Acquired Company is a party, or by which it is bound, pursuant to which any Acquired Company grants any license, non-assert, option, or other rights to use, register, or enforce in or under any material Intellectual Property Rights, to any third party, and that remains in effect as of the date of this Agreement. Notwithstanding the foregoing, “Out-bound License” excludes agreements entered into in the ordinary course of business consistent with past practice, such as clinical trial agreements, contract service agreements and material transfer agreements, in each case pursuant to standard form agreements entered into in the ordinary course of business consistent with past practice or that are not otherwise material.

“Owned Registered IP” shall mean all Registered IP owned or purported to be owned by any Acquired Company.

“Parent” is defined in the preamble to the Agreement.

“Parent 401(k) Plan” is defined in Section 6.03(e) of the Agreement.

“Parent Material Adverse Effect” shall mean any change, circumstance, condition, development, effect, event, occurrence or state of facts which, individually or when taken together with all other events, occurrences, circumstances, changes, conditions, states of facts, developments or effects that have occurred in the applicable determination period for a Parent Material Adverse Effect, would or would reasonably be expected to materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

“Parent Related Parties” is defined in Section 8.03(c) of the Agreement.

“Parties” shall mean Parent, Purchaser and the Company.

Exhibit A - 10

“Patents” is defined in the definition of Intellectual Property Rights.

“Paying Agent” is defined in Section 2.06(a) of the Agreement.

“Payment Fund” is defined in Section 2.06(a) of the Agreement.

“Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes (i) that are not due and payable or (ii) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice, (c) in the case of real property, (i) Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the business operations at such location as currently conducted, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report which, individually or in the aggregate, would not materially impair the business operations at such location as currently conducted, or (iii) Encumbrances that have been placed by any developer, landlord or other third party on Leased Real Property or property over which any Acquired Company has easement rights and subordination or similar agreements related thereto which, individually or in the aggregate, would not materially impair the business operations at such location as currently conducted, (d) in the case of Intellectual Property Rights, non-exclusive licenses granted to use such Intellectual Property Rights in the ordinary course of business consistent with past practice and (e) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” is defined in Section 5.01(a) of the Agreement.

“Product Candidates” shall mean all drug, pharmaceutical, biological or diagnostic products and product candidates being developed, tested, labeled, manufactured, distributed, marketed, sold, stored or otherwise commercialized by or on behalf of any Acquired Company, including the Lead Product Candidate.

“Purchaser” is defined in the preamble to the Agreement.

“Registered IP” shall mean all Patents, Trademarks (including, for clarity, domain names), Copyrights and other Intellectual Property Rights that are registered, filed or issued under the authority of, with or by any Governmental Body or other intellectual property registrar, and all applications for any of the foregoing.

“Release” shall mean any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Exhibit A - 11

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Sarbanes-Oxley Act” is defined in Section 3.05 of the Agreement.

“Schedule 14D-9” is defined in Section 1.02(a) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” is defined in Recital (A) of the Agreement.

“Specified Agreement” is defined in Section 8.01(e) of the Agreement.

“Specified Governmental Bodies” is defined in Section 3.13(a) of the Agreement.

“Stockholder List Date” is defined in Section 1.02(b) of the Agreement.

“Subsidiary” An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.01(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Surviving Corporation” is defined in Recital (B) of the Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

“Tax” shall mean any tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, social security, Medicare, national health insurance or similar taxes, excise tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax, or other tax of any kind whatsoever (including any levy, assessment, impost, imposition, or duty (including any customs duty)), in each case, in the nature of a tax, and

Exhibit A - 12

including any penalty, interest or other additions thereto, imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed with or supplied to, or required to be filed with or supplied to, any Governmental Body in connection with the determination, assessment, reporting, withholding, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Condition” is defined in Annex I to the Agreement.

“Termination Fee” is defined in Section 8.03(c) of the Agreement.

“Trademarks” is defined in the definition of Intellectual Property Rights.

“Trade Secrets” is defined in the definition of Intellectual Property Rights.

“Transactions” shall mean (i) the execution and delivery of the Agreement and (ii) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

“Treasury Regulations” shall mean the regulations promulgated under the Code by the U.S. Department of the Treasury.

“Warrant Agreement” means, with respect to the Company Warrants issued in (i) November 2021, the form of warrant attached as Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the calendar year ended December 31, 2022, (ii) January 2023, the form of warrant attached as Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the calendar year ended December 31, 2022 and (iii) September 2023, the form of pre-funded warrant attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 12, 2023.

“WARN Act” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

Exhibit A - 13

Annex I

Conditions to the Offer

The obligation of Purchaser to accept for payment, and (prior to the Offer Acceptance Time) pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (prior to the Offer Acceptance Time and subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (prior to the Offer Acceptance Time and subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.01(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e) and (g) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a)    there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) owned by Purchaser and its affiliates (as such term is defined in Section 251(h)(6) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (including, for the avoidance of doubt, all Shares that become outstanding as a result of the “cashless exercise” of the Company Warrants as described in Section 2.10) (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL);

(b)    (i) the representations and warranties of the Company set forth in the first sentence of Section 3.01 (Due Organization), Section 3.02 (Organizational Documents), clauses (i)-(ii) of Section 3.03(c) solely as such representations relate to the Company, Section 3.04 (Authority; Binding Nature of Agreement), Section 3.21 (Takeover Laws), Section 3.23 (Opinions of Financial Advisors) and Section 3.24 (Brokers and Other Advisors) of the Agreement shall be true and correct in all material respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii)     the representations and warranties of the Company set forth in the first sentence of Section 3.03(a), Section 3.03(d) and Section 3.03(e) (Capitalization, Etc.) of the Agreement shall be true and correct (except for de minimis inaccuracies) in all respects as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iii)     the representation and warranty of the Company set forth in Section 3.06(b) (No Material Adverse Effect) of the Agreement shall be true and correct in all respects;

Annex I - 1

(iv)     the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i) through (iii) above) shall be true and correct (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(c)    (i) the Company shall not be in willful and material breach of its obligations under Section 5.03 and (ii) with respect to all other obligations, covenants and agreements the Company is required to comply with or perform at or prior to the Offer Acceptance Time, the Company shall have complied with or performed in all material respects such obligations, covenants and agreements;

(d)    since the date of the Agreement, there shall not have occurred a Material Adverse Effect that is continuing;

(e)    the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated, and, if Parent and the Company have entered into an agreement with any Governmental Body regarding the timing of the consummation of the Offer, that agreement shall permit such consummation;

(f)     Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g)    there shall not have been issued by any Governmental Body of competent jurisdiction in any jurisdiction in which Parent or the Company has material business operations, and remain in effect, any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or subsequent integration, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body in any jurisdiction in which Parent or the Company has material business operations which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or subsequent integration; and

(h)    the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Agreement. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Purchaser) and (except for the Minimum Condition and the Termination Condition) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole and absolute discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be

Annex I - 2

deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I - 3

Annex II

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CYMABAY THERAPEUTICS, INC.

FIRST: The name of the Corporation is CymaBay Therapeutics, Inc. (the “Corporation”).

SECOND: The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at that address is The Prentice-Hall Corporation System, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of Common Stock, each having a par value of $0.0001.

FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(1)       The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(2)       The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(3)       The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(4)       In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SIXTH:

(1)       The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

Annex II - 1

(2)       To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which applicable law permits the Corporation to provide indemnification) through By-Law provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article SIXTH to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the Corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

(3)       Any repeal or modification of this Article SIXTH shall only be prospective and shall not affect the rights or protections or increase the liability of any director under this Article SIXTH in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

[Signature Page Follows]

Annex II - 2

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf this [__] day of [__________].

CymaBay Therapeutics, Inc.
By:
Name:
Title:

Amended and Restated Certificate of Incorporation of Cymabay Therapeutics, Inc.

Annex III

AMENDMENT TO

BYLAWS

OF

CYMABAY THERAPEUTICS, INC.

ARTICLE XV

MISCELLANEOUS

Section 48. Forum for Adjudication of Certain Disputes. Unless the corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Delaware Court of Chancery shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the corporation to the corporation or the stockholders of the corporation, (iii) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation arising out of or relating to any provision of the DGCL, the Certificate of Incorporation or these Bylaws (each, as may be amended from time to time), or (iv) any action asserting a claim against the corporation or any current or former director, officer, stockholder, employee or agent of the corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Delaware Court of Chancery lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Delaware Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in such Foreign Action as agent for such stockholder. Unless the corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act of 1934, as amended, or any other claim for which there is exclusive federal or concurrent federal and state jurisdiction. Failure to enforce the foregoing provisions would cause the corporation irreparable harm and the corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 48. The existence of any prior Alternative Forum Consent shall not act as a waiver of the corporation’s ongoing consent right as set forth above in this Section 48 with respect to any current or future actions or claims.

Amendment to Bylaws of Cymabay Therapeutics, Inc.